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                                                                  Execution Copy

                                 [KINROSS LOGO]

November 6, 2006

Bema Gold Corporation
Suite 3100, Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver, BC V7X 1J1

Attention: Clive T. Johnson
           Chairman, President and Chief Executive Officer
----------------------------------------------------------

This letter agreement (the "Agreement") is to set out our agreement with respect to the proposed business combination of Kinross Gold Corporation, a corporation existing under the OBCA ("Kinross") and Bema Gold Corporation, a corporation existing under the CBCA ("Bema") pursuant to a transaction whereby, among other things, the holders of common shares of Bema ("Bema Common Shares") will receive for each one Bema Common Share held 0.441 of a Kinross Common Share (as defined below) plus $0.01 in cash (collectively, the "Share Consideration").

Although this Agreement is intended to bind the parties, it is intended that a definitive agreement (together with any ancillary agreement(s), the "Definitive Agreement") providing for the transactions contemplated herein and containing substantially similar (in all material respects) terms, conditions, covenants, representations and warranties to those contained herein (excluding subparagraph 9(a)) will be negotiated in good faith between Bema and Kinross, which Definitive Agreement will supersede this Agreement.

While we anticipate that the transactions contemplated herein will be structured as a plan of arrangement, the ultimate form and mechanics of the transactions contemplated herein will be mutually determined by Kinross and Bema based on tax, securities and corporate law and other considerations. Unless otherwise stated, all references to amounts of money herein are expressed in lawful money of Canada.

1.   DEFINITIONS:

     (a) "Acquisition Proposal" means, in respect of Bema or any Material Bema Subsidiary, any bona fide inquiry or proposal (written or oral) made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, or sale or other disposition of any of the Bema properties listed on Schedule A, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar

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            transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Bema or any Material Bema Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Bema or any Material Bema Subsidiary;

     (b) "Agreement" means this letter agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

     (c) "AIM" means the AIM market operated by the London Stock Exchange plc;

     (d) "Antitrust Law" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, as amended, the Competition Act (Canada), R.S.C. 1985, c.C-34, as amended, and any other federal, state, or foreign Law designed or intended to regulate competition or investment (foreign or otherwise) or to prohibit, restrict or regulate action having the purposes or effect of monopolization or restraint of trade;

     (e) "Arrangement" means an arrangement under the provisions of section 192 of the CBCA effecting the transactions contemplated herein;

     (f) "Asset Consideration" has the meaning set out in subparagraph 2(c) hereof;

     (g)    "Assets" has the meaning set out in subparagraph 2(c) hereof;

     (h) "Bema" has the meaning set forth in the introductory paragraph hereof;

     (i) "Bema Common Shares" has the meaning set forth in the introductory paragraph hereof;

     (j) "Bema Disclosure Letter" means the letter of even date herewith delivered by Bema to Kinross in a form accepted by and initialled on behalf of Kinross with respect to certain matters in this Agreement;

     (k) "Bema Documents" has the meaning set out in paragraph (v) of Schedule J hereof;

     (l) "Bema Group Companies" means the Bema Subsidiaries and the Bema Significant Interest Companies, collectively;

     (m) "Bema Meeting" means the special meeting, including any adjournments or postponements thereof, of the Bema Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the transactions contemplated herein;

     (n) "Bema Options" means the outstanding options to purchase an aggregate of 21,363,347 Bema Common Shares issued pursuant to the Bema Share Option Plans, all as described in Schedule C hereto;

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     (o)    "Bema Proxy Circular" means the management information circular to be prepared by Bema in respect of the Bema Meeting;

     (p) "Bema Required Vote" means the requisite approval for the transactions contemplated herein being (i) not less than 66-2/3 percent of the votes cast in respect of the transactions contemplated herein by Bema Shareholders present in person or by proxy at the Bema Meeting, (ii) a majority of votes cast in respect of the transactions contemplated herein by Bema Shareholders present in person or by proxy at the Bema Meeting, excluding votes cast by those Bema Shareholders required to be excluded pursuant to the minority approval provisions of the Rules, and (iii) such other approval required by the Court or applicable Laws;

     (q) "Bema Shareholders" means, at any time, the holders of Bema Common Shares at such time;

     (r) "Bema Share Option Plans" means the share option plans of Bema described in Schedule C hereto;

     (s) "Bema Significant Interest Companies" means the corporations identified as such in Schedule E attached hereto, collectively;

     (t) "Bema Subsidiaries" means the corporations identified as such in Schedule E attached hereto, collectively;

     (u) "Bema Warrants" means the warrants and other securities convertible or exchangeable into Bema Common Shares, all as described in Schedule C hereto;

     (v) "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

     (w) "Canadian GAAP" means accounting principles generally accepted in Canada;

     (x)    "CBCA" means the Canada Business Corporations Act;

     (y) "Closing Date" means January 30, 2007 or such other date as the parties hereto agree to;

     (z) "Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be March 30, 2007;

     (aa) "Confidentiality Agreement" means the confidentiality agreement dated November 6, 2006 between Kinross and Bema;

     (bb) "Contaminants" means any pollutant, contaminant or waste of any nature, including without limitation, any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance, dangerous good, or

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            deleterious substance, as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws;

     (cc)   "Court means the Supreme Court of British Columbia;

     (dd) "de facto acquisition or change of control" means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Bema to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Bema, or, in the case of a Material Bema Subsidiary, 50% of the total number of votes attached to the outstanding voting securities of such Material Bema Subsidiary held by Bema;

     (ee) "Definitive Agreement" means a definitive agreement (together with any necessary ancillary agreements) providing for the transactions contemplated herein and containing substantially similar (in all material respects) terms, conditions, covenants, representations and warranties to those contained herein (excluding subparagraph 9(a));

     (ff) "Definitive Agreement Date" means the date upon which the Definitive Agreement is executed by the parties hereto;

     (gg)   "Effective Time" means 12:01 a.m. (Toronto time) on the Closing
            Date;

     (hh) "Employee" means any individual employed or retained by Bema or any of the Bema Subsidiaries on a full-time, part-time or temporary basis who provides services to Bema or any of the Bema Group Companies, including without limitation, those individuals who are on disability leave, parental leave or other permitted absence;

     (ii) "Employee Plans" has the meaning set out in paragraph (t) of Schedule J hereof and includes the Bema Share Option Plans;

     (jj) "Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

     (kk) "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Laws;

     (ll) "Environmental Condition" means the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water,

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            groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Closing Date of any Contaminants by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Closing Date with respect to any Contaminants or reporting with respect thereto;

     (mm) "Environmental Laws" means all applicable Laws, including applicable common law and agreements with Governmental Entities, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

     (nn) "Expropriation Event" means any nationalization of any assets, or threats to nationalize assets, or any change or proposed change in law which may result in a restriction on foreign ownership of assets or which may restrict sales of gold, copper or silver or export of gold, copper or silver from a country;

     (oo) "Governmental Entity" means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     (pp) "Kinross" has the meaning set forth in the introductory paragraph hereof;

     (qq)   "Kinross Common Shares" means the common shares of Kinross;

     (rr) "Kinross Disclosure Letter" means the letter of even date herewith delivered by Kinross to Bema in a form accepted by and initialled on behalf of Bema with respect to certain matters in this Agreement;

     (ss) "Kinross Documents" has the meaning set out in paragraph (s) of Schedule K hereof;

     (tt) "Kinross Group Companies" means the Kinross Subsidiaries and the Kinross Significant Interest Companies collectively;

     (uu) "Kinross Options" means the outstanding options to purchase an aggregate of 3,789,760.16 Kinross Common Shares issued pursuant to the Kinross Share Option Plans, all as described in Schedule D hereto;

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     (vv)   "Kinross Share Option Plans" means the share option plans, restricted share unit plans and deferred share unit plans of Kinross described in Schedule D hereto;

     (ww) "Kinross Significant Interest Companies" means the corporations identified as such in Schedule F attached hereto, collectively;

     (xx) "Kinross Subsidiaries" means the corporations identified as such in Schedule F attached hereto, collectively;

     (yy) "Kinross Warrants" means the warrants and other securities convertible or exchangeable into Kinross Common Shares, all as described in Schedule D hereto;

     (zz) "knowledge of Bema" means the actual knowledge, after due and reasonable inquiry, of any of the officers of Bema;

     (aaa) "knowledge of Kinross" means the actual knowledge, after due and reasonable inquiry, of any of the officers of Kinross;

     (bbb) "Kupol Agreement" has the meaning set out in subparagraph 2(e) hereof;

     (ccc) "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

     (ddd) "Material Adverse Change" means, in respect of Kinross or Bema, any one or more changes, events or occurrences including, without limitation, an Expropriation Event in a jurisdiction in which it carries on business, and "Material Adverse Effect" means, in respect of Kinross or Bema, any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Kinross and the Kinross Subsidiaries, or Bema and the Bema Subsidiaries, respectively, on a consolidated basis, other than any change, event, occurrence or state of facts: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on Kinross and the Kinross Subsidiaries on a consolidated basis, or Bema and the Bema Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) relating to a change in the market trading price of shares of Kinross or Bema, either (A) related to this Agreement and the transactions contemplated herein or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material

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            Adverse Change under clauses (i) through (iv) inclusive, and except as explicitly stated herein, references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

     (eee) "Material Bema Subsidiary" means any Bema Subsidiary that represents 10% or more of the consolidated assets or consolidated revenues of Bema and the Bema Group Companies as shown in the last audited financial statements of Bema;

     (fff) "misrepresentation" has the meaning ascribed thereto in the Securities Act (Ontario);

     (ggg) "National Instrument 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

     (hhh) "Newco" means a corporation to be established under the federal or provincial laws of Canada by certain members of Bema's management;

     (iii)  "NYSE" means the New York Stock Exchange;

     (jjj)  "OBCA" means the Business Corporations Act (Ontario);

     (kkk) "Pension Plans" has the meaning set out in paragraph (t)(iii) of Schedule J hereof;

     (lll) "Pre-Acquisition Reorganization" has the meaning set out in subparagraph 7(w) hereof;

     (mmm) "Prohibited Payments" mean any offer, gift, payment, promise to pay or authorization to pay money or anything of value to or for the use or benefit of any government official (including employees and directors of government-owned companies and other state enterprises), political party, party official, candidate for public office or employee of a public international organization in an effort to win or retain business or secure any improper advantage, except that the term does not include any payment to a government official, political party, party official or political candidate that is expressly permitted under the written laws of the country involved, or any facilitating payment that is made solely to secure the provision of routine governmental services;

     (nnn) "Rules" means Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorite des marches financiers;

     (ooo) "Russian Properties Agreement" has the meaning set out in subparagraph 2(d) hereof;

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     (ppp)  "Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of
            2002 and the rules and regulations made thereunder, as now in effect or amended from time to time;

     (qqq) "SEC" means the Securities and Exchange Commission of the United States of America;

     (rrr) "Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the SEC, collectively and "Securities Authority" means any one of them;

     (sss) "SEDAR" means The System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators;

     (ttt) "Share Consideration" has the meaning set out in the introductory paragraph hereof;

     (uuu) "Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Kinross, includes the Kinross Subsidiaries and, in the case of Bema, includes the Bema Subsidiaries;

     (vvv) "Superior Proposal" means a written Acquisition Proposal in respect of Bema, if such Acquisition Proposal is not conditional on obtaining financing and the directors of Bema have determined, in good faith, after consultation with and receiving advice (which may include written opinions, a copy of which shall have been provided to Kinross) from, as appropriate, the financial, legal and other advisors to Bema, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction that has a value per Bema Common Share that is more favourable to Bema Shareholders from a financial point of view than that contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Kinross in response thereto in accordance with subparagraph 15(a) hereof);

     (www) "Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use

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            taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

     (xxx)  "Tax Act" means the Income Tax Act (Canada);

     (yyy) "Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

     (zzz) "Termination Date" means the date upon which this Agreement is terminated pursuant to the terms of this Agreement;

     (aaaa) "TSX" means the Toronto Stock Exchange;

     (bbbb) "US Tax Code" means The United States Internal Revenue Code of 1986, as amended by any successor thereto;

     (cccc) "1933 Act" means the Securities Act of 1933, as amended, of the United States of America;

     (dddd) "1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America; and

     (eeee) "1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.

2.   BASIS OF TRANSACTION:

     Subject to the terms and conditions hereof, the following matters shall be effected under the Arrangement and under related or ancillary documents:

     (a) Bema Common Shares: As at the Effective Time, Bema Shareholders will receive the Share Consideration for each one Bema Common Share held.

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     (b)    Other Bema Securities: As at the Effective Time, each outstanding
            (i) Bema Warrant (or any Kinross replacement warrant issued in substitution therefor) shall entitle the holder thereof to receive upon the exercise, exchange or conversion thereof the Share Consideration or 0.441 of a Kinross Common Share plus that portion of a Kinross Common Share that has a fair market value equal to approximately $0.01 in cash in lieu of one Bema Common Share and on the same other terms and conditions as the original Bema Warrant, and (ii) Bema Option (and/or the Bema Option Plan) shall be amended to provide for (A) acceleration of vesting upon the change of control resulting from the transactions contemplated herein, and (B) exercise by any Bema employee or director who is terminated or ceases to be a director within 18 months following the Effective Time of his/her options during the period ending on the first to occur of (x) one year following termination of employment or ceasing to be a director, and (y) the expiry of the relevant Bema Option. Each outstanding Bema Option shall entitle the holder thereof to receive upon the exercise thereof 0.441 of a Kinross Common Share plus that portion of a Kinross Common Share that has a fair market value equal to approximately $0.01 in cash in lieu of one Bema Common Share and on the same other terms and conditions as the original Bema Option, amended as provided above (subject to any modifications that may be reasonable to meet the requirements of subsection 7(1.4) of the Tax Act). Alternatively, Kinross shall issue options to replace the Bema Options, provided that such options to purchase Kinross Common Shares have terms and conditions substantially similar to the original Bema Options, amended as provided above (subject to any modifications that may be reasonable to meet the requirements of subsection 7(1.4) of the Tax Act).

     (c) Asset Transfer: At or prior to the Effective Time, Bema, or at the option of Kinross, a Subsidiary of Bema will transfer the assets listed in Schedule G hereto (the "Assets") to Newco and Kinross, a Subsidiary of Kinross or a Subsidiary of Bema will provide Newco with the option listed in Schedule G hereto, and as consideration (the "Asset Consideration") therefor shall receive from Newco the consideration described in Schedule G hereto and the Kinross Disclosure Letter.

     (d) Russian Properties Agreement: Kinross, Bema and Newco shall negotiate a separate agreement to be entered into by Kinross and Newco on or before the Closing Date, such timing to be at the option of Kinross, in respect of Newco's and Kinross' respective interests in certain Russian exploration properties (the "Russian Properties Agreement") providing for the matters described in Schedule H hereto.

     (e) Kupol Agreement: Kinross, Bema, or at the option of Kinross, a Subsidiary of Bema and Newco shall negotiate and on or before the Closing Date, such timing to be at the option of Kinross, enter into a separate agreement in respect of Kupol (the "Kupol Agreement") providing for the matters described in Schedule I hereto.

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     (f)    Board of Directors: Kinross will select one Bema nominee to be included in the nominees to be put forward by management of Kinross for election to the board of directors of Kinross at the next annual meeting of shareholders of Kinross. Such individual shall have "observer" status on the Kinross board of directors from the Closing Date until the next annual meeting of shareholders of Kinross.

     (g) Tax Rollover: Each of Kinross and Bema shall (i) structure the transactions contemplated herein to provide Bema Shareholders who are persons resident in Canada for the purposes of the Tax Act (other than such persons who are exempt from tax under the Tax Act) and partnerships at least one partner of which is such a person with a tax deferred rollover, (ii) use all reasonable efforts to structure the transactions contemplated herein in such a manner that the portion of the gain attributable to the Kinross Common Shares received by Bema Shareholders would be considered eligible for a rollover for United States tax purposes, and (iii) structure the transactions contemplated herein to provide a tax deferred rollover for holders of Bema Options who received such options in the capacity of being an employee of Bema for purposes of the Tax Act.

3.   DEFINITIVE AGREEMENT:

Kinross and Bema agree to negotiate in good faith and use their best efforts to enter into the Definitive Agreement as soon as practicable and in any case on or before December 18, 2006. The Definitive Agreement shall be in form and substance satisfactory to each of Kinross and Bema, acting reasonably, and shall include more specific terms regarding the structure of, and mechanics for completing, the transactions contemplated herein, as well as substantially similar (in all material respects) terms, conditions, covenants, representations and warranties to those (other than subparagraph 9(a)) contained in this Agreement.

4.   REPRESENTATIONS AND WARRANTIES OF BEMA:

Bema hereby makes the representations and warranties set out in Schedule J hereto to and in favour of Kinross and acknowledges that Kinross is relying upon such representations and warranties in connection with the matters contemplated by this Agreement and agreeing to complete the transactions contemplated herein.

5.   REPRESENTATIONS AND WARRANTIES OF KINROSS:

Kinross hereby makes the representations and warranties set out in Schedule K hereto to and in favour of Bema and acknowledges that Bema is relying upon such representations and warranties in connection with the matters contemplated by this Agreement and agreeing to complete the transactions contemplated herein.

6.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES:

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Definitive

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                                                                              12


Agreement Date. Any investigation by Kinross and its advisors shall not mitigate, diminish or affect the representations and warranties of Bema contained in this Agreement. Any investigation by Bema and its advisors shall not mitigate, diminish or affect the representations and warranties of Kinross contained in this Agreement.

7.   COVENANTS OF BEMA:

Bema hereby covenants and agrees with Kinross as follows:

     (a) Bema Meeting. Bema will convene the Bema Meeting for the purpose of considering the transactions contemplated herein to be held as soon as reasonably practicable and, in any event, by no later than January 25, 2007 or such later date as may be mutually agreed upon.

     (b) Bema Proxy Circular. As promptly as reasonably practicable, Bema shall prepare the Bema Proxy Circular, together with any other documents required by applicable Laws and the rules and policies of any applicable stock exchange in connection with the approval of the transactions contemplated herein, and Bema shall provide Kinross with a reasonable opportunity to review and comment on the Bema Proxy Circular and all such other documents and the Bema Proxy Circular and all such other documents shall be reasonably satisfactory to Kinross before they are filed or distributed to the shareholders of Bema. Bema shall ensure that the Bema Proxy Circular and all such other documents comply with all applicable Laws and the requirements of any applicable stock exchange and, without limiting the generality of the foregoing, shall ensure that the Bema Proxy Circular and all such other documents do not contain any misrepresentation (other than with respect to any information relating to and provided by Kinross).

     (c) Solicitation of Proxies. Subject to the terms of this Agreement, Bema shall (i) take all lawful action to solicit proxies in favour of the transactions contemplated herein; (ii) recommend to all Bema Shareholders that they vote in favour of the transactions contemplated herein; (iii) publicly reconfirm such recommendation upon the reasonable request of Kinross; and (iv) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Kinross such recommendation except as explicitly permitted in paragraph 15 hereof.

     (d) Proceedings. In a timely and expeditious manner, Bema and Bema Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein to be taken or done by Bema and Bema Subsidiaries, as applicable.

     (e) Copy of Documents. Except for proxies and other non-substantive communications, Bema shall furnish promptly to Kinross a copy of each notice, report, schedule or other document or communication delivered, filed or received by Bema in connection with this Agreement, the transactions contemplated herein or the Bema Meeting or any other meeting at which all Bema Shareholders are entitled to attend, any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

     (f) Usual Business. Other than in connection with completing the transactions contemplated herein or as disclosed in the Bema Disclosure Letter, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, conduct business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices.

     (g) Certain Actions Prohibited. Other than as disclosed in the Bema Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated herein, Bema shall not (and shall ensure that the Bema Subsidiaries do not), without the prior written consent of Kinross, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

            (i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Bema Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Bema or any of the Bema Subsidiaries or any of the shares representing Bema's interest in the Bema Significant Interest Companies, other than the issue of Bema Common Shares pursuant to the exercise of the Bema Options or the Bema Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

            (ii) other than in the ordinary and regular course of business consistent with past practice, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to Bema, or pursuant to obligations or rights disclosed in the Bema Disclosure Letter (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Bema Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

            (iii) amend or propose to amend the articles or by-laws (or their equivalent) of Bema or any of the Bema Subsidiaries or any of the terms of the

                   Bema Options or the Bema Warrants as they exist at the date of this Agreement;

            (iv) split, combine or reclassify any of the shares of Bema or any of the Bema Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Bema;

            (v) redeem, purchase or offer to purchase or permit any of the Bema Subsidiaries to redeem, purchase or offer to purchase, any Bema Common Shares and, other than pursuant to the Bema Share Option Plans, any options or obligations or rights under existing contracts, agreements and commitments;

            (vi) reorganize, amalgamate or merge Bema or any of the Bema Subsidiaries with any other person other than another Bema Subsidiary;

            (vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

            (viii) (A) satisfy or settle any claims or disputes which are, individually or in the aggregate, in an amount in excess of $5,000,000 or which constitute a claim between Bema and a Bema Subsidiary or between Bema Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $5,000,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

            (ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money in excess of $20,000,000 in the aggregate, or permit any of the Bema Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

            (x) except as required by Canadian GAAP, any other generally accepted accounting principle to which any Bema Group Company may be subject or any applicable Laws, make any changes to the existing accounting practices of Bema or make any material tax election inconsistent with past practice; or

            (xi)   agree or commit to do any of the foregoing.

     (h) Employment Arrangements. Without the prior written consent of Kinross, Bema shall not, and shall cause the Bema Subsidiaries not to, other than in the ordinary and regular course of business consistent with past practice, or pursuant to existing employment agreements, termination, compensation or other arrangements or policies or pursuant to any Employee Plans or as required by applicable Laws, enter into or modify any employment, compensation, severance, collective bargaining or similar agreement, pension, retirement or employee benefits plan, agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, phantom stock option, pension or supplemental pension benefit, profit sharing, tax equalization payment, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any Employee, officer or director of Bema or any of the Bema Subsidiaries or any officer or director of any of the Bema Significant Interest Companies who is a nominee of Bema.

     (i) Insurance. Bema shall use its reasonable commercial efforts, and shall cause the Bema Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

     (j)    Certain Actions. Bema shall:

            (i) not take any action, shall cause the Bema Subsidiaries to not take any action, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to not take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Bema in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

            (ii) promptly notify Kinross of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of Bema, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated),
                   (C) any breach by Bema of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of

                   Bema contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

     (k) No Compromise. Bema shall not, and shall cause the Bema Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Bema in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Kinross, such consent not to be unreasonably withheld or delayed.

     (l) Contractual Obligations. Except in the ordinary and regular course of business and consistent with past practice, and other than as required by applicable Laws, Bema shall not, and shall cause the Bema Subsidiaries not to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Bema or any of the Bema Group Companies is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement. Without limiting the generality of the foregoing, Bema shall not, and shall cause the Bema Subsidiaries not to, enter into any agreement or provide any consent or waiver in connection with any transaction or proposed transaction involving the purchase and sale of shares of Chukotka Mining and Geological Company without the prior written consent of Kinross and Bema shall notify Kinross promptly (and in any event within 24 hours) of any such proposed transaction, first orally and then in writing. In the event that Bema or any Bema Subsidiary has a right or opportunity to acquire shares of Chukotka Mining Company, Bema shall notify Kinross promptly (and in any event within 24 hours) of any such event, first orally and then in writing, and, if requested by Kinross, use all commercially reasonable efforts to obtain financing and acquire such shares.

     (m) Satisfaction of Conditions. Subject to paragraph 15 hereof, Bema shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

            (i)    obtain the Bema Required Vote;

            (ii) obtain all other consents, approvals and authorizations as are required to be obtained by Bema or any of the Bema Group Companies under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated herein or have a Material Adverse Effect on Bema;

            (iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Bema or any of the Bema Group Companies in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

            (iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

            (v) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Bema; and

            (vi) cooperate with Kinross in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Bema to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

     (n) Refrain from Certain Actions. Subject to paragraph 15 hereof, Bema shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the transactions contemplated hereby or which could have a Material Adverse Effect on Bema, provided that where Bema is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Kinross in writing of such circumstances.

     (o) Keep Fully Informed. Bema shall, in all material respects, conduct itself so as to keep Kinross fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

     (p) Cooperation. Bema shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

     (q) Representations. Bema shall use its commercially reasonable efforts to conduct its affairs and to cause the Bema Subsidiaries to conduct their affairs so that all of the representations and warranties of Bema contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

     (r) Information. Bema shall continue to make available and cause to be made available to Kinross and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Kinross to effect a thorough examination of Bema and the Bema Group Companies and the business, properties and financial status thereof and shall cooperate with Kinross in securing access for Kinross to any documents, agreements, corporate records or minute books not in the possession or under the control of Bema. Subject to applicable Laws, upon reasonable notice, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Kinross reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Bema and the Bema Group Companies, and, during such period, Bema shall, and shall cause the Bema Subsidiaries to, and shall use its reasonable commercial efforts to cause the Bema Significant Interest Companies to, furnish promptly to Kinross all information concerning the business, properties and personnel of Bema and the Bema Group Companies as Kinross may reasonably request provided however that the disclosure of personal information is done in compliance with applicable Laws relating to privacy and does not include disclosure of personnel files or medical information.

     (s) Opinions. Prior to the Definitive Agreement, Bema shall deliver legal opinions in respect of the title to its Kupol and Cerro Casale properties acceptable to Kinross, acting reasonably. Bema shall deliver to Kinross the written opinion from BMO Capital Markets relating to the fairness, from a financial point of view, of the Share Consideration to the Bema Shareholders once received by Bema.

     (t) Bema Options and Bema Warrants. Bema shall take all corporate action necessary to ensure that on the Effective Date all of the outstanding Bema Options shall be exercisable for 0.441 of a Kinross Common Share plus that portion of a Kinross Common Share that has a fair market value equal to approximately $0.01 cash instead of a Bema Common Share (subject to any modification that may be reasonable to meet the requirements of subsection 7(1.4) of the Tax
            Act), and Bema Warrants (or any Kinross replacement warrant issued in substitution therefor) and other securities and rights exercisable for Bema Common Shares provide only for the issuance of the Share Consideration or 0.441 of a Kinross Common Share plus that portion of a Kinross Common Share that has a fair market value equal to approximately $0.01 cash instead of a Bema Common Share (subject to any modification that may be reasonable to meet the requirements of subsection 7(1.4) of the Tax Act) upon the due exercise thereof.

     (u) Closing Documents. Bema shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

     (v) Support Agreements. Bema shall use its best efforts to deliver to Kinross an agreement from each of the directors and the management of Bema to vote the Bema Common Shares beneficially owned or controlled by them in favour of the transactions contemplated herein in a form acceptable to Kinross, acting reasonably, as soon as practicable following execution of this Agreement, and in any case prior to November 10, 2006.

     (w) Resignations. Subject to confirmation that insurance coverage is maintained as contemplated by subparagraph 8(j), Bema shall obtain and deliver to Kinross at the Effective Time evidence reasonably satisfactory to Kinross of the resignation, effective as of the Effective Time, of those directors and officers of Bema and the Bema Subsidiaries designated by Kinross to Bema prior to the Effective Time.

     (x) Pre-Acquisition Reorganizations. Bema agrees that, upon request by Kinross, Bema shall, and shall cause each of the Bema Subsidiaries to, at the expense of Kinross, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Purchaser may request, acting reasonably (each a "Pre-Acquisition Reorganization") provided that the Pre-Acquisition Reorganization is not prejudicial to Bema, any of the Bema Subsidiaries or the Bema Shareholders, and (ii) cooperate with Kinross and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Kinross acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the transactions contemplated herein (including by giving rise to litigation by third parties), or (B) be considered in determining whether a representation or warranty of Bema hereunder has been breached, it being acknowledged by Kinross that these actions could require the consent of third parties under applicable contracts. Kinross shall provide written notice to Bema of any proposed Pre-Acquisition Reorganization at least thirty days prior to the Effective Time. Upon receipt of such notice, Kinross and Bema shall, at the expense of Kinross, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Closing Date (but after Kinross shall have waived or confirmed that all conditions to Closing have been satisfied).

            Without limiting the generality of the foregoing, Bema understands that (x) Kinross may enter into transactions (the "bump transactions") designed to step up the tax basis in certain capital property of Bema for purposes of the Tax Act and agrees to co-operate to a reasonable extent with Kinross in order to facilitate the bump transactions or other reorganizations or transactions which Kinross determines would be advisable to enhance the tax efficiency of the combined corporate group and any anticipated dispositions and to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Kinross; and (y) the transactions described in Schedules G, H and I could affect Kinross tax planning and Bema agrees that it will co-operate to cause Newco not to have, following the Effective Time, any rights against Bema or against any assets of Kinross which consist of shares of Bema or any assets held by Bema directly or indirectly.

            If the transactions contemplated herein are not consummated (other than as a result of a breach of this Agreement or the Definitive Agreement by Bema), Kinross will indemnify Bema and the Bema Subsidiaries for any and all losses, costs and expenses (including reasonable legal fees and disbursements) incurred in respect of any proposed or actual Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

     (y) Stock Exchange Listing and De-listing. Bema shall cooperate with Kinross and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE, TSX and AIM to enable the delisting by Bema of the Bema Common Shares from the NYSE, TSX and AIM and the deregistration of the Bema Common Shares under the 1934 Act as promptly as practicable after the Effective Time.

     (z) Affiliates. Prior to the date of the Bema Meeting, Bema shall provide to Kinross such information and documents as Kinross shall reasonably request for the purposes of preparing a list of names and addresses of those "persons" (as such term is defined in Rule 144 under the 1933 Act) who are, in the opinion of Kinross, as of the time of the Bema Meeting, "affiliates" of Bema within the meaning of Rule 145 under the 1933 Act. Kinross shall provide this list to Bema in advance of the Bema Meeting. There shall be added to such list the names and addresses of any other person subsequently identified by either Kinross or Bema as a person who may be deemed to be such an affiliate of Bema; provided, however, that no such person identified by Kinross shall be on the final list of affiliates of Bema if Kinross shall receive from Bema, on or before the date of the Bema Meeting, an opinion of counsel reasonably satisfactory to Kinross to the effect that such person is not such an affiliate. Bema shall exercise its best efforts to deliver or cause to be delivered to Kinross, prior to the date of the Bema Meeting, from each affiliate of Bema identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date in a form to be agreed in the Definitive Agreement and which sets forth such affiliate's understanding with respect to the restrictions imposed on the resale of the Kinross

            Common Shares it receives in the transactions contemplated herein (the "Affiliate Shares"), including that (A) such affiliate will be unable to publicly offer or sell in the United States any Affiliate Shares except pursuant to an effective registration statement or exemption from the registration requirements of the 1933 Act, (B) Kinross has no obligation to register the sale of Affiliate Shares or otherwise facilitate the availability of any exemption under the 1933 Act and (C) Kinross may implement "stop transfer" instructions, restrictive legending and similar methods to prevent the public offer or sale in the United States of Affiliate Shares other than in accordance with the 1933 Act. Kinross may direct any transfer or exchange agent not to issue certificates representing Affiliate Shares to an affiliate of Bema until Kinross has received from such affiliate such a letter.

8.   COVENANTS OF KINROSS:

Kinross hereby covenants and agrees with Bema as follows:

     (a) Information for Bema Proxy Circular. Kinross shall promptly furnish to Bema all information concerning Kinross as may be required or reasonably requested by Bema for the preparation of the Bema Proxy Circular and hereby covenants that no information furnished by Kinross in connection therewith or otherwise in connection with the consummation of the transactions contemplated herein will contain any misrepresentation.

     (b) Proceedings. In a timely and expeditious manner, Kinross and Kinross Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein (including issuing the Kinross Common Shares contemplated herein) to be taken or done by Kinross and Kinross Subsidiaries, as applicable.

     (c) Copy of Documents. Kinross shall furnish promptly to Bema a copy of each notice, report, schedule or other document or communication delivered, filed or received by Kinross in connection with the transactions contemplated herein, any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

     (d) Certain Actions Prohibited. Other than as disclosed in the Kinross Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated herein, and, except where doing so would not have a Material Adverse Effect on Kinross, Kinross shall not, without the prior written consent of Bema, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

            (i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Kinross Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any

                   Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Kinross or any of the Kinross Subsidiaries or any of the shares representing Kinross' interest in the Kinross Significant Interest Companies, other than the issue of Kinross Common Shares pursuant to the exercise of the Kinross Options or the Kinross Warrants issued and outstanding on the date hereof, in accordance with their terms as of the date hereof;

            (ii) amend or propose to amend the articles or by-laws (or their equivalent) of Kinross or any of the Kinross Subsidiaries or any of the terms of the Kinross Options or the Kinross Warrants as they exist at the date of this Agreement;

            (iii) split, combine or reclassify any of the shares of Kinross or any of the Kinross Subsidiaries or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Kinross;

            (iv) redeem, purchase or offer to purchase, or permit any of the Kinross Subsidiaries to redeem, purchase or offer to purchase, any Kinross Common Shares and, other than pursuant to the Kinross Share Option Plans, any options or obligations or rights under existing contracts, agreements and commitments to purchase Kinross Common Shares; or

            (v)    agree or commit to do any of the foregoing.

     (e) Certain Actions. Other than as disclosed in the Kinross Disclosure Letter, Kinross shall:

            (i) not take any action, shall cause the Kinross Subsidiaries not to take any action, and shall use its reasonable commercial efforts not to allow any of the Kinross Significant Interest Companies to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Kinross in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

            (ii) promptly notify Bema of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of Kinross, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Kinross of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Kinross contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

     (f) Satisfaction of Conditions. Kinross shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

            (i) obtain all consents, approvals and authorizations as are required to be obtained by Kinross or any of the Kinross Group Companies under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Kinross;

            (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Kinross or any of the Kinross Group Companies in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

            (iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

            (iv) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by it; and

            (v) cooperate with Bema in connection with the performance by Bema of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Kinross to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

     (g) Refrain from Certain Actions. Other than as disclosed in the Kinross Disclosure Letter, Kinross shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the transactions contemplated hereby or which could have a Material Adverse Effect on Kinross, provided that where Kinross is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Bema in writing of such circumstances.

     (h) Cooperation. Kinross shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

     (i) Representations. Kinross shall use commercially reasonable efforts to conduct its affairs and to cause the Kinross Subsidiaries to conduct their affairs so that all of the representations and warranties of Kinross contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

     (j) Information. Until the date of the Definitive Agreement, Kinross shall continue to make available and cause to be made available to Bema and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Bema to effect a thorough examination of Kinross and the Kinross Group Companies and the business, properties and financial status thereof and shall cooperate with Bema in securing access for Bema to any documents, agreements, corporate records or minute books not in the possession or under the control of Kinross. Subject to applicable Laws, until the date of the Definitive Agreement, Kinross shall, and shall cause the Kinross Subsidiaries to, and shall use its reasonable commercial efforts to cause the Kinross Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Bema reasonable access, during normal business hours from the date hereof until the earlier of the date of the Definitive Agreement or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Kinross and the Kinross Group Companies, and, during such period, Kinross shall, and shall cause the Kinross Subsidiaries to, and shall use its reasonable commercial efforts to cause the Kinross Significant Interest Companies to, furnish promptly to Bema all information concerning the business, properties and personnel of Kinross and the Kinross Group Companies as Bema may reasonably request provided however that the disclosure of personal information is done in compliance with applicable Laws relating to privacy and does not include disclosure of personnel files or medical information.

     (k) Closing Documents. Kinross shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Bema, all in form satisfactory to Bema, acting reasonably.

     (l) Employment Indemnification and Insurance. Kinross hereby covenants and agrees that following the Effective Time it will honour all Bema employment arrangements in effect on the date of this Agreement, provided that Kinross has been given full written disclosure regarding the terms of such arrangements prior to the date hereof. Kinross further covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Bema and the other Bema Subsidiaries described in the Bema Disclosure Letter shall be honoured by Kinross but only to the extent so described and Kinross will, or will cause Bema and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Bema and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Bema may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Time.

     (m)    Bema Options.

            (i) Kinross acknowledges and agrees that the Bema Share Option Plans and the agreements evidencing the grant of the Bema Options shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement) except that (A) the vesting period shall be accelerated so that the Bema Options vest upon the change of control resulting from the transactions contemplated herein, and (B) a Bema employee who is terminated or a Bema director who ceases to be a director within 18 months following the Effective Time may exercise his/her options during the period ending on the first to occur of (x) one year following termination of employment or ceasing to be a director, and (y) the expiry of the relevant Bema Option. Alternatively, Kinross shall issue options to replace the Bema Options, provided such options to purchase Kinross Common Shares have terms and conditions substantially similar to the original Bema Options, amended as provided above, and are designed to meet the requirements under subsection 7(1.4) of the Tax Act.

            (ii) Kinross shall take all corporate action necessary to reserve for issuance a sufficient number of Kinross Common Shares for delivery upon the exercise of the Bema Options assumed (or upon the exercise of the options issued to replace the Bema Options) in accordance with this section.

            (iii) Kinross shall prepare and file with the Securities Authorities, and the stock exchanges on which Kinross Common Shares are listed, all necessary reports, applications or other documents and pay all fees required in order to permit the issuance of Kinross Common Shares upon the exercise of Bema Options and the free, unrestricted transferability of such shares after such issuance, subject to restrictions placed upon "control persons" and "affiliates" as defined in Rule 144 under the 1933 Act, and to obtain the conditional listing approval of the TSX and the NYSE in respect of such Kinross Common Shares.

     (n)    Bema Warrants.

            (i) Kinross covenants and agrees that on the Closing Date, it will execute supplemental indentures by which it will, at the Effective Time, assume the obligations of Bema to perform and observe each covenant and condition contained in each of the Bema Warrant indentures in accordance with its terms (and which supplemental indentures will reflect the fact that the Bema Warrants shall become exercisable for the Share Consideration post transaction) and shall take all corporate action necessary to reserve for issuance a sufficient number of Kinross Common Shares for delivery upon exercise of the Bema Warrants referred to therein (subject to the adjustments required after giving effect to the Arrangement).

            (ii) Kinross shall prepare and file with the Securities Authorities, and the stock exchanges on which Kinross Common Shares are listed, all necessary reports, applications or other documents and pay all fees required in order to permit the issuance of Kinross Common Shares upon the exercise of Bema Warrants and the free, unrestricted transferability of such shares after such issuance, subject to restrictions placed upon "affiliates" as defined in Rule 144 under the 1933 Act, or "control persons" generally or persons otherwise engaged in a distribution for purposes of the 1933 Act, and to obtain the conditional listing approval of the TSX and the NYSE in respect of such Kinross Common Shares.

9.   MUTUAL CONDITIONS OF TRANSACTION:

The obligations of Kinross and Bema to complete the transactions contemplated by this Agreement shall be subject to the following conditions:

     (a) each of Kinross and Bema shall be satisfied in its sole and absolute discretion, prior to the date of the Definitive Agreement, that as a result of its due diligence investigations on the other party (notwithstanding any due diligence investigations previously conducted), there is no fact with respect to the other party that would have a Material Adverse Effect on the other party and that has not been disclosed as of the date hereof in the Bema Documents filed on SEDAR or the Kinross Documents filed on SEDAR, as the case may be (without giving effect to any disclosure contained in "Risk Factors" or similar sections in such Bema Documents or Kinross Documents). Unless Kinross or Bema provides written notice to the other of them prior to signing the Definitive Agreement that it is not so satisfied with the results of its due diligence investigations on the other of them, each of Kinross and Bema shall then be deemed to be satisfied that, based on the results of its due diligence investigations on the other party, there is no such fact with respect to the other party;

     (b)    the Bema Required Vote shall have been obtained at the Bema Meeting;

     (c)    the Effective Time shall be on or before the Completion Deadline;

     (d) there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the transactions contemplated herein in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the transactions contemplated herein which has a Material Adverse Effect on Bema or Kinross;

     (e) the TSX and the NYSE shall have conditionally approved the listing thereon of the Kinross Common Shares to be issued pursuant to the transactions contemplated herein (including the Kinross Common Shares that, as a result of the transactions contemplated herein, will be issuable upon the exercise of the Bema Options and the Bema Warrants) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX and NYSE, as applicable;

     (f) (i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the transactions contemplated herein, and (ii) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each party hereto, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Bema or Kinross or materially impede the completion of the transactions contemplated herein; and

     (g) this Agreement shall not have been terminated pursuant to the terms hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived in respect of a party hereto, in whole or in part, by such party hereto in writing at any time. If any such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then any party hereto may terminate this Agreement by written notice to the other party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

10.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF KINROSS:

Subject to paragraph 13, the obligation of Kinross to complete the transactions contemplated herein shall be subject to the satisfaction of the following conditions:

     (a) the representations and warranties made by Bema in the Definitive Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" or as to materiality shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Bema in the Definitive Agreement which are not so qualified shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date and except for representation (l) in Schedule J, which shall be true and correct as of the Closing Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Kinross, have a Material Adverse Effect on Bema, and Bema shall have provided to Kinross a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Closing Date;

     (b) from the date of this Agreement to the Closing Date, there shall not have occurred, and neither Bema nor any of the Bema Subsidiaries shall have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Bema;

     (c) Bema shall have complied in all material respects with its covenants in the Definitive Agreement and Bema shall have provided to Kinross a certificate of two officers thereof certifying that, as of the Closing Date, Bema has so complied with its covenants in the Definitive Agreement;

     (d) each of the directors and the management of Bema designated by Kinross shall have entered into a support agreement with Kinross in a form acceptable to Kinross, acting reasonably, providing, among other things, for a covenant from each of the directors and officers of Bema to vote the Bema Common Shares beneficially owned or controlled by them in favour of the transactions contemplated herein, and none of such directors or management of Bema shall have breached, in any material respect, any of the representations, warranties and covenants thereof;

     (e) the directors of Bema and each of the Bema Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Bema and the Bema Group Companies to permit the consummation of the transactions contemplated herein; and

     (f) Bema Shareholders holding no more than 5% of the outstanding Bema Common Shares shall have exercised the right to dissent in respect of the transactions contemplated herein (and not withdrawn such exercise) and Kinross shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Bema to such effect.

The foregoing conditions are for the benefit of Kinross and may be waived, in whole or in part, by Kinross in writing at any time. If any of such conditions shall not be complied with or waived by Kinross on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then Kinross may terminate this Agreement by written notice to Bema in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Kinross.

11.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BEMA:

Subject to paragraph 13, the obligations of Bema to complete the transactions contemplated herein shall be subject to the satisfaction of the following conditions:

     (a) the representations and warranties made by Kinross in the Definitive Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" or as to materiality shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Kinross in the Definitive Agreement which are not so qualified shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date and except for representation (j) in Schedule K, which shall be true and correct as of the Closing Date as if made on and as of such date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Bema, have a Material Adverse Effect on Kinross, and Kinross shall have provided to Bema a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Closing Date;

     (b) from the date of this Agreement to the Closing Date, there shall not have occurred, and Kinross or any of the Kinross Subsidiaries shall not have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Kinross;

     (c) Kinross shall have complied in all material respects with its covenants in the Definitive Agreement and Kinross shall have provided to Bema a certificate of two officers thereof, certifying that, as of the Closing Date, Kinross has so complied with its covenants in the Definitive Agreement; and

     (d) the directors of Kinross and each of the Kinross Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Kinross and the Kinross Group Companies to permit the consummation of the transactions contemplated herein.

The foregoing conditions are for the benefit of Bema and may be waived, in whole or in part, by Bema in writing at any time. If any of such conditions shall not be complied with or waived by Bema on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then Bema may terminate this Agreement by written notice to Kinross in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Bema.

12.  COMPLETION DATE:

     (a) Kinross and Bema shall use their best efforts to enter into a Definitive Agreement on or before December 18, 2006.

     (b) Kinross and Bema shall use their reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline.

13.  NOTICE AND CURE PROVISIONS:

Each party hereto shall give prompt notice to the other party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of facts which occurrence or failure would, would be likely to or could:

     (a) cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Time;

     (b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Time; or

     (c) result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto favour contained in Sections 9, 10 or 11 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 9, 10, 11 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the articles of arrangement with the Director under the CBCA, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Bema Meeting, the Bema Meeting shall be adjourned or postponed until the expiry of such period.

14.  NO SOLICITATION:

During the period commencing on the date hereof and continuing until the Termination Date, Bema agrees that neither it nor its affiliates, advisors or representatives (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with Bema) will, directly or indirectly, (i) solicit or otherwise facilitate (including by way of furnishing information), initiate, encourage, engage in or respond to any inquiries or proposals regarding an Acquisition Proposal, (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner, the approval or recommendation of the Bema board of directors or any committee thereof of this Agreement; (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following the formal commencement of such Acquisition Proposal shall not be considered to be in violation of this paragraph 13, or (vi) enter into any agreement related to an Acquisition Proposal; provided, however, that subject as hereinafter provided, nothing shall prevent Bema from furnishing non-public information to, or entering into a confidentiality agreement and/or participating in discussions or negotiations with, any person in response to a bona fide unsolicited written Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (A) the directors of Bema conclude in good faith, based on information then available and after consultation with Bema's financial advisors that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (B) prior to providing any non-public information to such person in connection with such Acquisition Proposal, the Bema board of directors receives from such person an executed confidentiality agreement which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Bema (other than pursuant to a Superior Proposal) for a period of not less than one year from the date of such confidentiality agreement and Bema sends a copy of any such confidentiality agreement to

Kinross promptly upon its execution and promptly provides Kinross a list of, or in the case of information that was not previously made available to Kinross, copies of, any information provided to such person.

Concurrent with the execution hereof Bema shall advise Kinross of any current Acquisition Proposal and Bema shall promptly (and in any event within 24 hours) notify Kinross, first orally and then in writing, of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any such proposal or any request for non-public information relating to Bema or the Bema Subsidiaries. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal and the identity of the person making such proposal, inquiry, request or contact.

Bema shall immediately after the execution hereof terminate all existing discussions or negotiations with any person (other than Kinross) with respect to any potential Acquisition Proposal.

15.  SUPERIOR PROPOSALS:

     (a) Bema or the directors thereof may take any action that is prohibited by subparagraphs 14(iii), (iv), (v) or (vi) in respect of any Acquisition Proposal only if:

            (i)    such Acquisition Proposal constitutes a Superior Proposal;

            (ii) such Acquisition Proposal is in writing and Kinross has been provided with a copy of the document containing such Superior Proposal;

            (iii) five business days have elapsed from the date on which Kinross received written notice of the determination of Bema or the directors thereof to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal;

            (iv) in the event that Kinross has proposed to amend this Agreement during the five business day period referred to above, the Bema board of directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

            (v) Bema's board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; and

            (vi) Bema has terminated this Agreement pursuant to paragraph 17 hereof and Bema has made the payment contemplated by, and in accordance with, paragraph 16 hereof.

     (b) Bema acknowledges that each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subparagraph 15(a)(iii) hereof and shall initiate a new ten-business day period.

     (c) If the Bema Proxy Circular has been sent to Bema Shareholders prior to the expiry of the five-business day period set forth in subparagraph 15(a)(iii) and, during such period, Kinross requests in writing that the Bema Meeting proceed, unless otherwise ordered by the Court, Bema may continue to take all reasonable steps necessary to hold the Bema Meeting and to cause the transactions contemplated herein to be voted on at the Bema Meeting, or postpone or adjourn the Bema Meeting at the Bema Meeting (but not beforehand without Kinross' consent) to a date acceptable to Bema, acting reasonably, which shall not be later than twenty days after the scheduled date of the Bema Meeting and shall, in the event that Kinross and Bema amend the terms of this Agreement pursuant to subparagraph 15(a)(iii), ensure that the details of such amended Agreement are communicated to the Bema Shareholders prior to the resumption of the adjourned Bema Meeting.

     (d) Where at any time before the Bema Meeting, Bema has provided Kinross with a notice under subparagraph 15(a), an Acquisition Proposal has been publicly disclosed or announced, and the five business day period under subparagraph 15(a)(iii) has not elapsed, then, subject to applicable Laws, at Kinross' request, Bema will postpone or adjourn the Bema Meeting at the Bema Meeting (but not beforehand without Kinross' consent) to a date acceptable to Kinross, acting reasonably, which shall not be later than twenty days after the scheduled date of the Bema Meeting and shall, in the event that Kinross and Bema amend the terms of this Agreement pursuant to subparagraph 15(a)(iii), ensure that the details of such amended Agreement are communicated to the Bema Shareholders prior to the resumption of the adjourned Bema Meeting.

16.  TERMINATION FEE:

     (a)    If:

            (i) Bema terminates this Agreement in accordance with paragraph 15 hereof;

            (ii) Bema or Kinross terminates this Agreement in accordance with subparagraph 17(a)(ii) hereof and, within 45 days following the effective date of such termination, Bema or its board of directors accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal; or

            (iii) an Acquisition Proposal (a "Pending Bema Acquisition Proposal") shall have been publicly announced and such Pending Bema Acquisition

                   Proposal shall not have been publicly withdrawn prior to the Bema Meeting, if any, and, thereafter the Bema Required Vote shall not have been obtained (including if the Bema Meeting is not held) and Bema completes such Pending Bema Acquisition Proposal within 12 months following the Completion Deadline,

            (any such event being a "Triggering Event"), then Bema shall pay Kinross an amount in cash equal to $79 million in immediately available funds to an account designated by Kinross. Such payment shall be made (a) in the case of a Triggering Event described in Subparagraph 16(a)(i), concurrently with such termination (and shall be a condition to the effectiveness of such termination by Bema),
            (b) in the case of a Triggering Event described in Subparagraph 16(a)(ii), concurrently with the acceptance approval, recommendation or entering into of an agreement with respect to, an Acquisition Proposal, and (c) in the case of a Triggering Event described in Subparagraph 16(a)(iii), concurrently with completion of the Pending Bema Acquisition Proposal. The obligation to make any payment required by this paragraph shall survive any termination of this Agreement. Bema hereby acknowledges that the payment amount set out in this subparagraph is a payment of liquidated damages which is a pre-estimate of the damages which Kinross will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the transactions contemplated herein and is not a penalty. Bema hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by Kinross, Kinross shall have no further claim against Bema in respect of the failure to complete the transactions contemplated herein.

     (b) Bema shall pay to Kinross, or cause to be paid to Kinross, in immediately available funds to an account designated by Kinross, the reasonable documented expenses of Kinross and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $7.5 million, in the event that Kinross shall have terminated this Agreement pursuant to subparagraph 17(b) hereof. Such payment shall be in addition to, and not in substitution of, any other rights which Kinross may have in respect of any breach by Bema of its covenants hereunder.

     (c) Kinross shall pay to Bema, or cause to be paid to Bema, in immediately available funds to an account designated by Bema, the reasonable documented expenses of Bema and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $7.5 million, in the event that Bema shall have terminated this Agreement pursuant to subparagraph 17(c) hereof. Such payment shall be in addition to, and not in substitution of, any other rights which Bema may have in respect of any breach by Kinross of its covenants hereunder.

17.  TERMINATION:

     (a) This Agreement may be terminated by either Bema or Kinross (i) in the circumstances permitted by paragraph 15 hereof, or (ii) if the Definitive Agreement is not executed by December 18, 2006.

     (b) This Agreement may be terminated by Kinross if Kinross is not in material breach of its obligations under this Agreement and Bema breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in paragraph 9 or 10.

     (c) This Agreement may be terminated by Bema if Bema is not in material breach of its obligations under this Agreement and Kinross breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in paragraph 9 or 11.

     (d) This Agreement shall be deemed to be terminated upon payment by Bema of the termination fee to Kinross pursuant to the Triggering Event described in subparagraph 16(a)(iii).

     (e) Notwithstanding anything herein to the contrary, the obligations and rights of the parties under paragraph 16 hereof shall survive the termination of this Agreement.

18.  MISCELLANEOUS:

     (a) Notices. Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

            The address for service of each of the parties hereto shall be as follows:

            (i)    if to Bema:

                   Bema Gold Corporation

                   Suite 3100, Three Bentall Centre
                   595 Burrard Street
                   P.O. Box 49143
                   Vancouver, BC V7X 1J1

                   Attention: Clive T. Johnson and Corporate Secretary
                   Facsimile: (604) 681-6209

                   with a copy (which shall not constitute notice) to:

                   Stikeman Elliott LLP
                   5300 Commerce Court West
                   199 Bay Street
                   Toronto, ON M5L 1B9

                   Attention: William J. Braithwaite and John J. Ciardullo
                   Facsimile: (416) 947-0866

            (ii)   if to Kinross:

                   Kinross Gold Corporation
                   52nd Floor, Scotia Plaza
                   40 King Street West
                   Toronto, Ontario M5H 3Y2

                   Attention: Corporate Secretary
                   Facsimile: (416) 363-6622

                   with a copy (which shall not constitute notice) to:

                   Blake, Cassels & Graydon LLP
                   2800 - 199 Bay Street
                   Commerce Court West
                   Toronto, Ontario M5L 1A9

                   Attention: Jeffrey R. Lloyd
                   Facsimile: (416) 863-2653

     (b) Costs. Except as provided above under paragraph 16 and in respect of any fees associated with any filings made pursuant to applicable Antitrust Laws, which fees shall be paid by Kinross, each of Kinross and Bema shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the transactions contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the documents required hereunder.

     (c) Public Announcements. Kinross and Bema agree to make a joint press release with respect to the transactions contemplated herein as soon as practicable after the execution by them of this Agreement and to otherwise coordinate the public disclosure and presentations made by them with respect to the transactions contemplated herein. Kinross and Bema further agree that there will be no public announcement or other disclosure of the transactions contemplated herein or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable Laws or by regulatory instrument, rule or policy based on the advice of counsel. If either Kinross or Bema is required by applicable Laws or regulatory instrument, rule or policy to make a public announcement with respect to the transactions contemplated herein, such party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

     (d) Law. This letter shall be governed by and be construed in accordance with the laws of the Province of Ontario and Kinross and Bema irrevocably attorn to the exclusive jurisdiction of the courts of such province.

     (e) Remedies. The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Bema (if Kinross is the breaching party) or Kinross (if Bema is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, paragraph 16 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

     (f) Amendment. This Agreement may, at any time and from time to time be amended by written agreement of the parties hereto.

     (g) Assignment. Neither party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other party hereto.

     (h)    Time of the Essence. Time shall be of the essence in this Agreement.

     (i) Binding Effect. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

     (j) Waiver. Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right.

     (k) Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     (l) Confidentiality Agreement. The parties acknowledge that the transactions contemplated by this Agreement are subject to a confidentiality agreement dated November 5, 2006 between Bema and Kinross (the "Confidentiality Agreement"), which agreement shall continue in full force and effect. For greater certainty, any discussions in connection with this Agreement shall be treated by the parties hereto as strictly confidential and shall not (without the prior consent of the other party hereto or as contemplated or provided herein) be disclosed by either party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that party hereto with a need to know for purposes connected with the matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

     (m) Entire Agreement. This Agreement, together with the Confidentiality Agreement, contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

     (n) Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and thereafter returning such executed copy to Kinross by no later than 8:00 a.m. Toronto time on Monday, the 6th day of November, 2006, failing which this Agreement shall be of no force or effect.

KINROSS GOLD CORPORATION


By: "Tye W. Burt"
    -------------------------------------
    Tye W. Burt
    President and Chief Executive Officer

Accepted and agreed as of this 6th day of November, 2006.

BEMA GOLD CORPORATION


By: "Clive T. Johnson"
    -------------------------------------
    Clive T. Johnson
    President and Chief Executive Officer

                                   SCHEDULE A

                                 BEMA PROPERTIES
                                 ---------------

PROPERTY                     LOCATION     BEMA INTEREST (%)
-----------------------   -------------   -----------------
NORTH AMERICA
Mill Canyon               United States        100%(1)

AFRICA
Petrex                     South Africa        100%

SOUTH AMERICA
Alderbaran/Cerro Casale       Chile             49%
Quebrada                      Chile            100%
Refugio                       Chile             50%

ASIA
Julietta                      Russia            90%
Kupol                         Russia            75%
East Pansky                   Russia            72%(2)

(1)  Bema interest held through Victoria Resources Limited

(2)  Bema interest held through Consolidated Puma Minerals Corp.

                                   SCHEDULE B

                               KINROSS PROPERTIES
                               ------------------

PROPERTY             LOCATION   KINROSS INTEREST (%)
--------             --------   --------------------
NORTH AMERICA
Fort Knox               USA            100.0%
Round Mtn and area      USA             50.0%
Porcupine JV          Canada            49.0%
Musselwhite           Canada            31.9%
Kettle River            USA            100.0%

SOUTH AMERICA
Paracatu              Brazil           100.0%
La Coipa               Chile            50.0%
Refugio                Chile            50.0%
Crixas                Brazil            50.0%

ASIA
Kubaka and area       Russia            98.1%

                                   SCHEDULE C

                           BEMA OPTIONS/BEMA WARRANTS
                           --------------------------

                                                                                    NUMBER      EXERCISE
                                                  EXPIRY DATE                       GRANTED       PRICE      CDN$ VALUE
                                                --------------                    ----------   ----------   ------------
Director and employee stock options             April 14, 2016                     7,050,000       $ 5.32   $ 37,506,000
Director and employee stock options             June 28, 2011                         60,000       $ 5.18   $    310,800
Director and employee stock options             Dec. 29, 2008                        125,000       $ 4.48   $    560,000
Director and employee stock options             Feb. 13, 2011                      1,811,711       $ 4.35   $  7,880,943
Director and employee stock options             April 12, 2014                     3,520,000       $ 4.07   $ 14,326,400
Director and employee stock options             Oct. 17, 2008                        200,000       $ 3.83   $    766,000
Director and employee stock options             Nov. 7, 2009                          50,000       $ 3.70   $    185,000
Director and employee stock options             Oct. 31, 2009                         50,000       $ 3.64   $    182,000
Director and employee stock options             Jan. 30, 2010                        173,000       $ 3.59   $    621,070
Director and employee stock options             Feb. 1, 2010                          21,000       $ 3.52   $     73,920
Director and employee stock options             June 9, 2014                          55,000       $ 3.46   $    190,300
Director and employee stock options             July 19, 2014                         65,000       $ 3.43   $    222,950
Director and employee stock options             Jan 18, 2010                          16,668       $ 3.42   $     57,005
Director and employee stock options             April 13, 2015                     3,653,334       $ 3.03   $ 11,069,602
Director and employee stock options             Aug. 21, 2008                        100,000       $ 2.98   $    298,000
Director and employee stock options             July 3, 2010                          50,000       $ 2.91   $    145,500
Director and employee stock options             Aug 31, 2010                          30,000       $ 2.81   $     84,300
Director and employee stock options             July 10, 2010                        300,000       $ 2.79   $    837,000
Director and employee stock options             May 9, 2010                           16,667       $ 2.74   $     45,668
Director and employee stock options             May 29, 2010                          46,700       $ 2.59   $    120,953
Director and employee stock options             May 15, 2010                          50,000       $ 2.42   $    121,000
Director and employee stock options             May 19, 2008                       3,419,267       $ 1.49   $  5,094,708
Director and employee stock options             April 19, 2007                       500,000       $ 1.04   $    520,000

EAGC--stock options                             Oct. 24, 2007                        250,000       $ 1.40   $    350,000
EAGC -Special warrants                          Oct. 22, 2007    TSX listed spw   23,739,250       $ 1.90   $ 45,104,575
EAGC -bank warrants                             Oct. 24, 2007    spw               1,500,000       $ 1.40   $  2,100,000
HVB--Bridge warrants                            April 28, 2010                       500,000   USD 2.8000   $  1,733,900
HVB -warrants                                   Jan. 24, 2011                        100,000   USD 3.3500   $    414,898
HVB--warrants                                   May 26, 2011                         250,000   USD 5.7300   $  1,774,151
IFC -Warrants re: Kupol loan US$25 million                                         8,503,401   USD 2.9400   $ 28,999,999
Convertible notes                               Feb. 26, 2011                     15,008,576   USD 4.6640   $ 94,500,000
Warrants attached to Sep 7, 2006 private
   placement                                    Sept. 7, 2011                     10,580,000       $10.00   $105,800,000
                                                                                  ----------                ------------
TOTAL OPTIONS, WARRANTS AND CONVERTIBLE NOTES
   OUTSTANDING                                                                    81,794,574                $361,996,640
                                                                                  ----------                ------------

                                   SCHEDULE D

                        KINROSS OPTIONS/KINROSS WARRANTS
                        --------------------------------

                                  PLAN                                    OUTSTANDING(2)     VESTED(2)
-----------------------------------------------------------------------   --------------   -------------
Warrants (1) issued pursuant to and governed by warrant indenture
dated December 5, 2002.                                                     8,333,333(1)    8,333,333(1)
Incentive Stock Option Plan                                                 2,631,230         830,208
Restricted Share Plan dated February 15, 2001, as amended as of
January 31, 2003, February 28, 2004, May 10, 2004 and December 21, 2005     1,052,320           NIL
Deferred Share Unit Plan dated September 30, 2003, as amended March
   27, 2006                                                                106,210.16      106,210.16

(1) 25,000,000 common share purchase warrants of Kinross are outstanding. Each three common share purchase warrants are exercisable on or before 5:00 p.m. (eastern standard time) on December 5, 2007 for one Kinross common share at an exercise price of Cdn.$15.00. The warrants will expire and become null and void after 5:00 p.m. (eastern standard time) on December 2, 2007.

(2)  As of November 5, 2006.

                                   SCHEDULE E

              BEMA SIGNIFICANT INTEREST COMPANIES/BEMA SUBSIDIARIES
              -----------------------------------------------------

                                             JURISDICTION OF   % OWNED DIRECTLY OR INDIRECTLY BY
NAME                                          INCORPORATION                   BEMA
-----------------------------------------   ----------------   ---------------------------------
Bema Gold (Bermuda) Ltd.                    Bermuda                         100%
BGO (Bermuda) Ltd.                          Bermuda                         100%
Minera Bema Gold (Chile) Limitada           Chile                           100%
Compania Minera Maricunga                   Chile                            50%
Compania Minera San Damian                  Chile                           100%
Compania Minera Casale                      Chile                            49%
Bema Gold (US) Inc.                         Nevada                          100%
Arian Resources Limited                     Barbados                        100%
Omsukchansk Mining and Geological Company   Russia                           90%
Consolidated Puma Minerals Corp.            British Columbia                 40%(1)
Victoria Resources Limited                  British Columbia                 31%(1)
Consolidated Westview Corporation           British Columbia                 44%(2)
White Ice Ventures Limited                  British Virgin
                                            Islands                         100%
Kupol Ventures Limited                      Cyprus                          100%
Chukotka Mining & Geological Company        Russia                           75%(3)
EAGC Ventures Corp.                         Ontario                         100%
Chimera Mines and Minerals Corp.            Cayman Islands                  100%
Berma South Africa (Pty) Ltd.               South Africa                    100%
Petrex (Proprietary) Ltd.                   South Africa                    100%
Kupol Au-Ag (Barbados) Inc.                 Barbados                        100%
Andean Avasca                               British Columbia                100%(4)

(1)  Publicly traded on the TSX-V

(2)  Publicly traded on the NEX board of the TSX-V

(3)  75% less 1 share

(4) The exact legal name of the company is subject to confirmation. The company was formed in connection with the recently announced joint venture between Bema and AngloGold Ashanti Limited, pursuant to which the parties agreed to form a new company to jointly explore mineral opportunities within northern Columbia. While Bema currently holds 100% of the company, it is intended that an interest in the company will be transferred to AngloGold Ashanti Limited pursuant to the terms of a definitive joint venture agreement to be entered into between the parties.

                                   SCHEDULE F

           KINROSS SIGNIFICANT INTEREST COMPANIES/KINROSS SUBSIDIARIES
           -----------------------------------------------------------

Where less than all of the outstanding shares of any Kinross Subsidiaries or outstanding securities representing Kinross' interest in any Kinross Significant Interest Company are owned directly or indirectly, by Kinross or a Kinross Subsidiary, the aggregate percentage ownership interest of Kinross and the Kinross Subsidiaries is disclosed.

                          LIST OF KINROSS SUBSIDIARIES

JURISDICTION                                  JURISDICTION
------------                                  ------------
CANADA                                        BRAZIL
TVX (Canada) Inc.                             TVX Mineracao Ltda
E-Crete Products Inc. - 92%                   TVX Participacoes Inc.
Kinam (B.C.) Ltd.                             Montanapar Participacoes Ltda.
Kinam Exploration Canada Ltd.                 Kinross Empreendimentos e Participacoes S.A.
Crownex Resources (Canada) Ltd.               Rio Paracatu Mineracao S.A.
Gold Texas Resources Ltd.                     CNM Brazil
                                              MCT Mineracao Ltda
UNITED STATES                                 Newinco Comercio e Participacoes Ltda
Kinross Gold U.S.A., Inc.
Enviro-Crete Products Inc. - 92%              CHILE
Echo Bay Inc.                                 TVX Minera de Chile Limitada
Echo Bay Minerals Company                     Compania Nacional de Minera Limitada - 50.1%
Round Mountain Gold Corporation               Echo Bay Chile Ltda.
Echo Bay Finance Corporation                  Kinross Minera Chile Limitada
Sunnyside Gold Corporation                    Compania Minera Kinam Guanaco - 90%
Echo Bay Alaska Inc.
White Pine Gold Corporation                   CAYMAN ISLANDS
Echo Bay Management Corporation               TVX Cayman Inc.
Echo Bay Exploration Inc.                     Cayman Newinco Inc.
Kinross Copper Corporation                    Normandy Cayman Holdco Inc.
Kinross Offshore Services Company             Kinross Americas (Cayman) Inc.
Kinross Goldbanks Mining Company              Kinross Americas (Cayman) Holdings Inc.
Kinross DeLamar Mining Company                TVX Investments SA
TVX Delaware, Inc.                            Cayman Participacoes Inc.
TVX Mineral Hill, Inc.                        International Gold Mining
Kinam Gold Inc.                               Miicre Mining Investments Ltd.
Fairbanks Gold Mining Inc.                    TVX SA
Kinam Exploration Inc.                        Macaines Mining Properties Ltd.
Guanaco Holdings Inc.                         TVX Mining Properties Ltd.
Kinam Refugio Inc.
Kinam Magadan Gold Corporation                OTHER
Haile Mining Company Inc.                     TVX (Barbados) Inc. (Barbados)
Lassen Gold Mining Inc.                       TVX Hellas A.E. (Greece)
Wind Mountain Mining Inc.                     Macedonian Copper Mines S.A. (Greece)

Kinam Chile Credit Corp. Inc.                 Marwood International Ltd (Bahamas)
Nevada Gold Mining Inc.                       TVX South America SA (Uruguay)
Luning Gold Inc.                              Inversiones 871010 C.A. (Venezuela) - 90%
Electrum Resources Corp.                      Minera Kinross Argentina S.A. (Argentina)
Melba Creek Mining Inc.                       Kinross Gold Australia Pty. Ltd. (Australia)
Guanaco Mining Company Inc.                   Echo Bay Barbados Ltd. (Barbados)
Crown Resources Corporation                   Treasure Valley Holdings Holdings s.r.o. (Czech Rep.)
Gold Capital Corporation                      Echo Bay Ecuador S.A. (Ecuador)
Crown Resource Corp. of Colorado              Omolon Gold Mining Company (Russia) - 98.1%
Gold Texas Resources U.S., Inc.               Kinross Ecaudor S.A. (Ecaudor)
Crown Minerals Corporation                    Kinross El Salvador S.A. (El Salvador)
Kinross Aginskoye Gold Company L.L.C. - 50%

NETHERLANDS
TVX (Netherlands) B.V.
Echo Bay International B.V.
Echo Bay Mexico B.V.
Echo Bay Brazil B.V.
Echo Bay Ecuador B.V.
TVX Dutch Holdings B.V.

                 LIST OF KINROSS SIGNIFICANT INTEREST COMPANIES

JURISDICTION                                  JURISDICTION
------------                                  ------------
CANADA                                        CHILE
1126774 Ontario Ltd. - 50%                    Compania Minera Puren - 32.5%
                                              Compania Minera Mantos de Oro - 50%
UNITED STATES                                 SCM Minera La Coipa - 50%
Solitario Resources Corporation - 41.2%       Compania Minera Maricunga - 50%

BRAZIL
Mineracao Novo Astro Ltda - 19%
Volta Grande Mineracao Ltda - 50%
Mineracao Serra Grande S.A. - 50%

                                   SCHEDULE G

          ASSETS TO BE TRANSFERRED TO NEWCO AND CONSIDERATION THEREFOR
          ------------------------------------------------------------

Bema, or at the option of Kinross, a subsidiary of Bema to sell the assets described in i), ii) and iii) below to Newco for aggregate consideration of US$20 million, US$7 million of which is payable in cash, Newco shares and debt (as described under "Funding" below) on closing; and US$6.5 million of which is payable in cash on each of the first and second anniversary dates following closing:

     i)     Colombia JV;

     ii) Petrex (including existing debt and working capital and hedging contracts at the Petrex subsidiary level). The parties acknowledge that if Bema management is unsuccessful in arranging its currently contemplated restructuring of Petrex with Pamodzi, then, recognizing that Kinross does not wish to hold Petrex, Newco will acquire Petrex (including existing debt and working capital and hedging contracts at the Petrex subsidiary level) pursuant to an alternative transaction at a price to be negotiated by the parties which price shall be no less than US$2.5 million;

     iii) Subject to complying with applicable Russian law, 50% of Bema's direct and indirect interest in the Kupol East and West Licenses ("Chukotka Exploration Licenses") (37.5% overall interest) held in a Russian newco to be established for this purpose;

     iv) Newco to assume lease for 31st and 32nd floors at 595 Burrard Street and to receive all leasehold improvements, furniture, equipment, supplies, communications and other systems, located in or used in connection with the premises. Newco to sublease a portion of office space at 595 Burrard Street to Kinross at mutually agreeable terms; and

     v) Newco to receive an option to purchase from Kinross, a subsidiary of Kinross or a subsidiary of Bema, the shares in Puma currently held by a subsidiary of Bema at any time for up to 12 months after closing at the 30 day volume weighted average price less 10%. Upon closing and in return for continuing to provide all management services to Puma, all of the Puma debt owed to Bema or a Bema subsidiary (approximately $2.0 million) will be transferred as debt to Newco. Newco will not call on the debt for at least 12 months after closing. At the option of Kinross, any debt owed by Puma to Bema will be sold to Kinross, a subsidiary of Kinross or a subsidiary of Bema.

Newco and its subsidiaries shall provide security only on the Assets in respect of the payments to be made by Newco on the first and second anniversaries of closing and the debt referred to in (i) through (iii) above.

Newco to provide Bema, the subsidiary of Bema, if applicable, and Kinross with full release and indemnity with respect to the purchased assets.

Newco to agree that it will not, during the period of 2 years next following the closing date of the asset sale, directly or indirectly solicit for employment or employ any party who is now employed by Bema in Russia or who performs functions on behalf of Bema which are similar to those ordinarily performed by employees in Russia, other than those employees of Bema who are shareholders of Newco on the closing date of the asset sale. This prohibition will not extend to general solicitations of a public nature provided that Newco has not specifically directed its efforts toward the employees or contract employees of Bema.

Prior to the Definitive Agreement Date Newco and Bema will agree to what the name of Newco will be and the parties acknowledge that Newco will be entitled to use the Bema logo.

Funding: Upon closing of the asset sale, Newco to pay Bema, or a subsidiary of Bema if Kinross so elects, US $7.0 million by issuing to Bema 9.9% of the number of shares of Newco issued pursuant to two Newco private placements to be completed prior to the closing of the asset sale, estimated to total approximately 2.2 million Newco shares valued at US$0.02 and approximately 1.49 million Newco shares valued at US$0.40 such that Bema will own 9.9% of Newco pro forma the proposed Newco private placements and approximately US$1.41 million in cash and US$5.0 million in debt which debt will be repayable upon the earlier of an Newco initial public offering ("IPO") of its securities and 12 months following closing of the asset sale. Prior to announcement, Newco to provide evidence satisfactory to Kinross of ability to finance. Upon closing of the asset sale, Newco to grant to Kinross an option to purchase at the IPO pricing that number of securities of Newco in any IPO such that on closing of the IPO Kinross owns up to 19.9% of Newco (subject to the execution of a mutually agreed one year standstill from date of closing with an exception in the event of any third party offer or acquisition proposal for the securities or assets of Newco); and a pre-emptive right to maintain a 9.9% equity interest in Newco for a period of one year.

Closing of the asset sale to occur, at the option of Kinross, prior to or concurrently with the closing of the Arrangement transaction, failing which any agreements to proceed with the Arrangement or the asset sale and other arrangements contemplated in this schedule may be terminated, at the option of Kinross.

                                   SCHEDULE H

                      TERMS OF RUSSIAN PROPERTIES AGREEMENT
                      -------------------------------------

Kinross and Newco to enter into an agreement providing:

     (i) Kinross with rights of first refusal with respect to Newco joint ventures with respect to exploration properties in Russia beyond the Area of Influence (as defined in Schedule I); and

     (ii) for the rights of Kinross, a subsidiary of Kinross or a subsidiary of Bema and Newco in respect of the following areas in the former Soviet Union: (a) Pamir area of Tajikistan, (b) Krygestan, (c) Chovdar project, Azerbaijan, and (d) Republic of Georgia.

                                   SCHEDULE I

                            TERMS OF KUPOL AGREEMENT
                            ------------------------

Kinross, Bema, or at Kinross' option a subsidiary of Bema, and Newco to enter into an exploration arrangement providing:

     i) Subject to applicable law, Newco, as operator, has the option to subcontract with Chukotka Mining & Geological Company ("CMGC") to carry out exploration under the Chukotka Exploration Licenses (as defined in Schedule H);

     ii) Newco and Kinross to fund the exploration of the Chukotka Exploration Licenses by each incurring an expenditure of US$10 million on or before the expiry of two years from the closing date;

     iii) Following the period ending two years after the closing date, Kinross and Newco to continue to fund future exploration obligations relating to the Chukotka Exploration Licenses pro rata to their respective economic interests. After the earn-in, each party will be deemed to have contributed US$10 million to the exploration obligations in respect of the Chukotka Exploration Licenses, and to the extent that future funding by the parties in respect of such licenses is not contributed pro rata to their respective interests, the non-contributing party's economic interest in the Chukotka Exploration Licenses will be diluted based on the total exploration costs incurred or deemed incurred on such licenses to such date;

     iv) Kinross and Newco to have mutual rights of first refusal with respect to their interests in the entities holding the Chukotka Exploration Licences (directly or indirectly, as applicable);

     v) Newco and Kinross to agree to share on a 50/50 basis (excluding any government interest) all exploration opportunities within a 100 km radius of the Kupol mill site exclusive of the approximately 17 square km Kupol licence area (the "Area of Influence"); and

     vi) Before closing Bema shall not exercise its right of first refusal on the Government of Chukotka's 25% interest in CMGC or refrain from exercising such right without, in either case, the approval of Kinross, which shall not be unreasonably withheld. Following closing, Kinross shall not exercise such right, or refrain from doing so, without consulting Newco.

                                   SCHEDULE J

                     REPRESENTATIONS AND WARRANTIES OF BEMA
                     --------------------------------------

Bema represents and warrants to and in favour of Kinross as follows:

     (a) Organization. Each of Bema, the Bema Subsidiaries and, to the knowledge of Bema, the Bema Significant Interest Companies has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Bema, the Bema Subsidiaries and, to the knowledge of Bema, the Bema Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Bema. All of the outstanding shares of Bema and the Bema Subsidiaries and the outstanding securities representing Bema's interest in each of the Bema Significant Interest Companies are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). Except as disclosed in the Bema Disclosure Letter, all of the outstanding shares of the Bema Subsidiaries, and all of the outstanding securities representing Bema's interest in each of the Bema Significant Interest Companies, are owned directly or indirectly by Bema or a Bema Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Bema Group Company or as disclosed by Bema in the Bema Disclosure Letter, the outstanding securities of each Bema Group Company which are owned by Bema (or by another Bema Group Company) are owned free and clear of all Encumbrances and neither Bema nor any of the Bema Group Companies is liable to any Bema Group Company or to any creditor in respect thereof. Other than as disclosed by Bema in the Bema Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Bema Group Companies from either Bema or any of the Bema Subsidiaries.

     (b) Capitalization. Bema is authorized to issue an unlimited number of Bema Common Shares. As at November 3, 2006, there were 482,145,797 Bema Common Shares outstanding, an aggregate of 21,363,347 Bema Common Shares were set aside for issue under the Bema Options and an aggregate of 60,431,227 Bema Common Shares were set aside for issue under the Bema Warrants. The Bema Options and the Bema Warrants are described in Schedule C attached hereto. Except for the Bema Options and the Bema Warrants and except as disclosed in the Bema Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments

            (pre-emptive, contingent or otherwise) obligating Bema or any of the Bema Subsidiaries to issue or sell any shares of Bema or any of the Bema Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Bema or any of the Bema Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Bema or any of the Bema Group Companies having the right to vote with the Bema Shareholders on any matter. There are no outstanding contractual obligations of Bema or of any of the Bema Group Companies to repurchase, redeem or otherwise acquire any outstanding Bema Common Shares or with respect to the voting or disposition of any outstanding Bema Common Shares.

     (c) Authority. Bema has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Bema as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Bema and the completion by Bema of the transactions contemplated by this Agreement have been authorized by the directors of Bema and, subject to the approval by the Bema Shareholders in the manner contemplated herein, no other corporate proceedings on the part of Bema are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Bema of the Bema Proxy Circular and the Definitive Agreement. This Agreement has been executed and delivered by Bema and constitutes a legal, valid and binding obligation of Bema, enforceable against Bema in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Bema of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

            (i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

                   (A) the articles or by-laws (or their equivalent) of Bema or any of the Bema Subsidiaries, or, to the knowledge of Bema, any of the Bema Significant Interest Companies,

                   (B) except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in subparagraph 9(f) or as disclosed in the Bema Disclosure Letter, any Laws, or

                   (C) except as disclosed in the Bema Disclosure Letter, any contract, agreement, licence or permit to which Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema

                        Significant Interest Companies, is bound or is subject or of which Bema or any Bema Group Company is the beneficiary;

            (ii) except as disclosed in the Bema Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Bema or any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, to come due before its stated maturity or cause any available credit to cease to be available;

            (iii) except as disclosed in the Bema Disclosure Letter, result in the imposition of any Encumbrance upon any of the property or assets of Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, or restrict, hinder, impair or limit the ability of Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies to conduct the business of Bema or any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies as and where it is now being conducted; or

            (iv) except as disclosed in the Bema Disclosure Letter or the Bema Documents filed on SEDAR, result in any payment (including termination, severance, unemployment compensation, change of control, "golden parachute", bonus or otherwise) becoming due to any Employee, director or officer of Bema or of any Bema Subsidiary or increase any benefits otherwise payable under any Employee Plan or result in the acceleration of the time of payment or vesting of any such benefits;

            which would, individually or in the aggregate, have a Material Adverse Effect on Bema. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required (A) to be obtained or made by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Bema of the transactions contemplated hereby other than (i) in the event the transactions contemplated herein is structured as an Arrangement, any approvals required pursuant to orders made by the Court, (ii) filings with the Director under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in the Bema Disclosure Letter,
            (iv) any other consent, approval, order, authorization, waiver, permit or filing required under any applicable Antitrust Law, and
            (v) any other consent, approval, order, authorization, declaration, filing or waiver which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Bema, or (B) to be obtained in connection with the acquisition (directly or indirectly) by Kinross of the properties, property rights and interests (including all exploration, retention, reconnaissance, development or mining rights, licences or permits) and mining operations owned directly or indirectly by Bema in connection with the transactions contemplated herein. Without limiting the generality of the foregoing, subject to obtaining the Bema Required Vote at the Bema Meeting, Bema has complied with the requirements of the Rules.

     (d) Directors' Approvals. The directors of Bema present at a meeting have received an oral opinion from BMO Capital Markets, the financial advisor to the special committee of the board of directors of Bema, that the Share Consideration is fair, from a financial point of view, to the Bema Shareholders and have unanimously:

            (i) determined that the Share Consideration is fair to the Bema Shareholders and the transactions contemplated herein are in the best interests of Bema;

            (ii) recommended that the Bema Shareholders vote in favour of the transactions contemplated herein; and

            (iii) authorized the entering into of this Agreement and the performance by Bema of its obligations hereunder.

     (e) Bema Subsidiaries. The only Subsidiaries of Bema are the Bema Subsidiaries and the only other corporations in which Bema owns a direct or indirect interest of greater than 10% are the Bema Significant Interest Companies.

     (f) No Defaults. Neither Bema nor any of the Bema Subsidiaries nor, to the knowledge of Bema, any of the Bema Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Bema in the case of the Bema Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Bema.

     (g) Absence of Changes. Since June 30, 2006, except as publicly disclosed in the Bema Documents filed on SEDAR prior to the date hereof, or disclosed in the Bema Disclosure Letter:

            (i) Bema and each of the Bema Subsidiaries and, to the knowledge of Bema, each of the Bema Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

            (ii) neither Bema nor any of the Bema Group Companies has incurred or suffered a Material Adverse Change;

            (iii) there has not been any acquisition or sale by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any material property or assets thereof;

            (iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any debt for borrowed money, any creation or assumption by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any Encumbrance, any making by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Bema;

            (v) Bema has not declared or paid any dividends or made any other distribution on any of the Bema Common Shares;

            (vi) Bema has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Bema Common Shares;

            (vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Bema or any of the Bema Subsidiaries to any Employee or to any of their respective directors or officers or to any director or officer of any of the Bema Significant Interest Companies who is a nominee of Bema, or any grant to any Employee or any such director or officer of any material increase in severance or termination pay or any material increase or modification of any Employee Plan (including, without limitation, the granting of Bema Options pursuant to the Bema Share Option Plans) made to, for or with any of such Employee, directors or officers;

            (viii) Bema has not effected any material change in its accounting methods, principles or practices; and

            (ix) neither Bema nor any of the Bema Subsidiaries has entered into or adopted any, or materially amended any, collective bargaining agreement or Employee Plan.

     (h) Employment Agreements. Other than as publicly disclosed in the Bema Documents filed on SEDAR prior to the date hereof, or disclosed by Bema in the Bema Disclosure Letter:

            (i) neither Bema nor any of the Bema Subsidiaries is a party to or bound by any contracts or requirements of any Laws applicable thereto in respect of any Employee, former Employee or consultant including:

                   (A) any contracts or Laws providing for the re-employment of any Employee;

                   (B) any bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, tax equalization, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement or other plans or arrangements providing employee benefits, except for the plans providing employee benefits described in the Bema Disclosure Letter;

                   (C) any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any Employee, consultant, director or officer of Bema or any Bema Subsidiary or any employment, service, consulting or other agreement with any Employee, consultant, director or officer of Bema or any of the Bema Subsidiaries which provides for termination of employment or of the contract, as the case may be, on more than 6 months' notice (excluding such as results by Law from the employment of an employee without an agreement as to notice or severance); and

            (ii) there are no overdue payments to employees (including any amounts related to unused or accrued vacation days).

     (i)    Collective Agreements. Except as set out in the Bema Disclosure
            Letter:

            (i) neither Bema nor any of the Bema Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting the Employees;

            (ii) neither Bema nor any of the Bema Subsidiaries are currently engaged in any labour negotiation;

            (iii) neither Bema nor any of the Bema Subsidiaries are a party to any application, claim, complaint, grievance arbitration or other proceeding by or respecting any Employees or former Employees under any Laws or before any Governmental Entity, including without limitation, any application for certification or which otherwise involves the recognition of any trade union or similar employee organization as the bargaining agent of any of the Employees, or any unfair labour practice complaint;

            (iv) neither Bema nor any of the Bema Subsidiaries are, to the knowledge of Bema, currently engaged in any unfair labour practice nor is Bema aware of any pending or threatened complaint regarding any alleged unfair labour practices;

            (v) there is no strike, labour dispute, work slow down or stoppage against or involving Bema or any of the Bema Subsidiaries nor, to the knowledge of Bema, are any strikes, labour disputes, work slowdowns or stoppages pending or threatened against Bema or any of the Bema Subsidiaries which would have a Material Adverse Effect on Bema;

            (vi) to the knowledge of Bema, there is no lockout pending or anticipated by Bema or any of the Bema Subsidiaries;

            (vii) there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement pending or threatened against Bema or any of the Bema Subsidiaries;

            (viii) neither Bema nor any of the Bema Subsidiaries have
                   experienced any material work stoppage in the 24 month period immediately preceding the date of this Agreement; and

            (ix) to the knowledge of Bema, neither Bema nor any of the Bema Subsidiaries are, nor have they been in the 24 month period preceding the date of this Agreement, the subject of any union organization effort or campaign or similar organization effort by any employee organization or group in respect of or affecting Employees.

     (j)    Financial Matters.

            (i) The audited consolidated financial statements of Bema as at and for the fiscal years ended December 31, 2004 and December 31, 2005 (including the notes thereto and related management's discussion and analysis) and Bema's unaudited financial statements as at and for the six months ended June 30, 2006 (including the notes thereto and related management's discussion and analysis) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Bema at the respective dates indicated and the results of operations of Bema for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Bema on a consolidated basis in accordance with Canadian GAAP. Neither Bema nor any of the Bema Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Bema for the six months ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006. Bema is able to pay its liabilities as they become due; the realizable value of the assets of Bema is not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

            (ii) The management of Bema has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Bema in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

            (iii) Neither Bema nor any of the Bema Subsidiaries nor, to Bema's knowledge, any director, officer, employee, auditor, accountant or representative of Bema or any of the Bema Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bema or any of the Bema Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Bema or any of the Bema Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Bema.

     (k) Compliance with Certain U.S. Securities Laws. Without limiting any of the other representations or warranties made herein, Bema and, to the knowledge of Bema, each of its officers and directors are in compliance in all material respects with and have complied in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act.

     (l) No Prohibited Payments. Neither Bema, a Bema Subsidiary, nor, to the knowledge of Bema, any Bema Significant Interest Company or officer, director, Employee, shareholder, agent or other person acting on behalf of any Bema Group Company, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or "slush funds".

     (m) Books and Records. The corporate records and minute books of Bema and, since the date each Bema Subsidiary was acquired or incorporated by Bema, the corporate records and minute books of the Bema Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Bema and the Bema Subsidiaries provided to Kinross for review are true and complete in all material respects and, except as disclosed in the Bema Disclosure Letter, the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Bema and the Bema Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Bema and the Bema Group Companies, and (iii) in the case of Bema and the Bema Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Bema.

     (n) Litigation. There is no complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Bema, threatened against or relating to Bema or any of the Bema Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Bema. To the knowledge of Bema, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Bema Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Bema. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Bema, threatened against or relating to Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, before any Governmental Entity. Neither Bema, any of the Bema Subsidiaries, or to the knowledge of Bema, any of the Bema Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $10,000,000 as a condition to or a necessity for the right or ability of Bema or any Bema Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

     (o) Title to Properties and Condition of Assets. Except as set forth in the Bema Disclosure Letter, each of Bema or a Bema Subsidiary has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right or license or similar), free and clear of any title defect or Encumbrance, to its mineral projects with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule A hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Bema. All real and tangible personal property of Bema and each Bema Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Bema. Bema has provided Kinross with a list of the material royalty and similar type interests which are owned or held, directly or indirectly, by Bema and Bema has, applying customary standards in the mining industry, sufficient title to all of such material royalty or other interests, free and clear of any title defects or Encumbrances, except for any such title defects or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Bema. All required permits or registrations necessary to perfect title in and to such assets have been carried out in compliance with applicable Law and are in full force and effect, except for any non-compliance that, individually or in the aggregate, does not have a Material Adverse Effect on Bema.

     (p) Insurance. Bema and the Bema Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

     (q) Environmental. Except as to the matters described in the Bema Disclosure Letter, since the date Bema acquired each of the Bema Group Companies there has been no Environmental Condition, and in respect of each such Bema Group Company, to Bema's knowledge there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect on Bema. Bema has received no notice, directive or advisory from any Governmental Entity of any Environmental Condition that would have a Material Adverse Effect on Bema.

            Each of the Bema Group Companies maintains sufficient financial reserves, including, but not limited to, financial assurance required by Governmental

            Entities pursuant to Environmental Approvals, sufficient to meet the obligations of such Bema Group Company in respect of reclamation, remediation, closure and post-closure obligations relating to the assets and operations of such Bema Group Company.

            Except as to matters described in the Bema Disclosure Letter, each of the Bema Group Companies has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of such Bema Group Company and is in compliance with such Environmental Approvals except where any non-compliance would not have a Material Adverse Effect on Bema.

     (r) Tax Matters. Bema and the Bema Subsidiaries have filed or caused to be filed, and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Bema has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Bema or the Bema Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

            There are no reassessments of Taxes in respect of Bema or the Bema Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Bema or any Bema Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Bema or any Bema Subsidiary has been audited. No Governmental Entity has challenged, disputed or questioned Bema or any Bema Subsidiary in respect of Taxes or Tax Returns. None of Bema or any Bema Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Bema is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of Bema or any Bema Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Financial Statements. Neither Bema nor any Bema Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of Bema or any Bema Subsidiary is proposed in respect of any Taxes, regardless of its merits. Neither Bema nor any Bema Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any

            Taxes. All taxation years up to and including the taxation year ended 1998 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes.

            Bema and each Bema Subsidiary has withheld from each payment made to any of its present or former Employees, officers and directors, and to all other persons all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Bema and each Bema Subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Bema and each Bema Subsidiary has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them.

            Bema and each Bema Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Closing Date.

            There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Bema or any Bema Subsidiary.

            Neither Bema nor any Bema Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision.

            In respect of the Bema Subsidiaries, no transaction has been entered into without a valid business purpose.

     (s)    Employee Plans.

            (i) All material written employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, tax equalization, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, including any such plans which are sponsored or maintained by any Governmental Entity sponsored, maintained or contributed to or required to be contributed to by Bema or any of the Bema Subsidiaries for the benefit of its Employees or former Employees and their dependants or beneficiaries to which Bema or any of the Bema Subsidiaries participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the "Employee Plans").

            (ii) The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the Employees and former Employees of Bema and Bema Subsidiaries and their beneficiaries concerning each Employee Plan, together with all written communications of a general nature provided to such Employees and their beneficiaries, accurately describe the benefits provided under each such Employee Plan referred to therein.

            (iii) All of the Employee Plans have been established, registered, qualified, funded, invested and administered in accordance with, and are in good standing under, all Laws, the terms of such Employee Plans and in accordance with all understandings, written or oral, between Bema, Bema Subsidiaries and the Employees or former Employees. No fact or circumstance exists that could adversely affect the tax-preferred or tax exempt status of any Employee Plan. None of the Employee Plans enjoys any special tax status under Laws, nor have any advance tax rulings or other clearances from any Governmental Entity been sought or received in respect of the Employee Plans.

            (iv) Bema does not have any "registered pension plan" as that term is defined in subsection 248(1) of the Tax Act or any Laws (collectively the "Pension Plans").

            (v) No material amendments have been made to any Employee Plan and no improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by Bema or any of the Bema Subsidiaries prior to the Effective Time.

            (vi) No changes have occurred to the Employee Plans or are expected to occur which would materially affect the actuarial reports or any of the financial statements relevant to Bema or the Bema Subsidiaries.

            (vii) Except as disclosed in the Bema Disclosure Letter, none of the Employee Plans provides post-retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

            (viii) All data necessary to administer each Employee Plan is in the possession of Bema and is in a form sufficient for the proper administration of each Employee Plan.

            (ix) Bema and/or the Bema Subsidiaries may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan and take contribution holidays under or withdraw surplus from each Employee Plan, subject only to approvals required by Laws.

            (x) Subject to obtaining any approvals under Laws, Bema and/or the Bema Subsidiaries may merge any Employee Plan with any other arrangement, plan or fund and may transfer without restriction, the assets from any Employee Plan to any other arrangement, plan or fund.

            (xi) All material obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or exigible under any of the Employee Plans.

            (xii) All contributions or premiums required to be made by Bema or any Bema Subsidiaries under the terms of each Employee Plan, any collective bargaining agreement or by Laws have been made in a timely fashion in accordance with Laws and the terms of the Employee Plans and any applicable collective bargaining agreement, and none of Bema nor any Bema Subsidiaries has as of the Closing Date will not have, any actual or potential unfunded liabilities (other than liabilities accruing after the Closing Date) with respect to any of the Employee Plans. All liabilities of Bema or any Bema Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with GAAP in the financial statements and will be fully and accurately disclosed in the Closing Date balance sheet.

            (xiii) Except as disclosed in the Bema Disclosure Letter, no
                   Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other legal proceeding, initiated by any Governmental Entity or by any other person (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other legal proceeding or to affect the registration of any Employee Plan required to be registered. Further, should any matter arise which could affect the registration of any Employee Plan, Bema shall, in a timely fashion, take all steps required to ensure the registration is not affected.

            (xiv) There have been no withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto except in accordance with the terms of such Employee Plan, Laws and all applicable agreements. None of Bema, any Bema Subsidiaries, or any of their agents or employees, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

            (xv) No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. The level of insurance reserves in respect of each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

            (xvi) Except as disclosed in the Bema Disclosure Letter or as contemplated in this Agreement, the execution of this Agreement and the completion of the transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Employee.

            (xvii) There exists no liability in connection with any former benefit plan relating to the Employees or former Employees of Bema or any Bema Subsidiaries or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in accordance with the terms of such former benefit plans and Laws.

     (t) Reporting Status. Bema is a reporting issuer or its equivalent in each of the provinces and territories of Canada. Bema is subject to the filing obligations imposed by section 13 of the 1934 Act. The Bema Common Shares are listed on the TSX, the NYSE and on AIM. The Bema Warrants are listed on the TSX.

     (u) Reports. Bema has filed (including, as applicable, on SEDAR) or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "Bema Documents"). The Bema Documents, at the time filed or furnished, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Bema. Without restricting the generality of the foregoing, each of the Bema Documents filed or furnished with the SEC, at the time of its filing or furnishing complied in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and any rules and regulations made thereunder applicable to such Bema Documents. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Bema Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Bema has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

     (v) Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in the Bema Documents filed on SEDAR as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources of Bema and its subsidiaries and Bema's material joint ventures, taken as a whole, from the amounts disclosed in the Bema Documents filed on SEDAR.

     (w) Compliance with Laws and Exchange Requirements. Bema and, since the date Bema acquired each of the Bema Subsidiaries, the Bema Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Bema and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX, NYSE and AIM. To the knowledge of Bema, the Bema Subsidiaries and the Bema Significant Interest Companies (X) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Bema and (Y) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX, NYSE and AIM.

     (x) No Cease Trade. Bema is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Bema, no investigation or other proceedings involving Bema which may operate to prevent or restrict trading of any securities of Bema are currently in progress or pending before any applicable stock exchange or Securities Authority.

     (y) No Option on Assets. Except as disclosed in the Bema Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Bema or the Bema Subsidiaries of any of the material assets of Bema or any of the Bema Subsidiaries.

     (z) Certain Contracts. Except as disclosed in the Bema Disclosure Letter, neither Bema, nor to the knowledge of Bema any of the Bema Subsidiaries is, nor since the date Bema acquired each of the Bema Subsidiaries has any Bema Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Bema or the Bema Subsidiaries are conducted, (ii) limit any material business practice of Bema or any Bema Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any material property by Bema or any Bema Subsidiary in any material respect.

     (aa) Foreign Private Issuer. As of the date hereof, Bema is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

     (bb) Investment Company Status. Bema is not an "investment company", as such term is defined under the 1940 Act.

     (cc) Full Disclosure. Bema has made available to Kinross through Bema Documents filed on SEDAR and otherwise, all material information, including financial, operational and other information required by National Instrument 43-101, in respect of the properties listed in Schedule A required by National Instrument 43-101 and all such information as made available to Kinross was true and correct at the date of filing in all material respects and no material fact or facts were omitted therefrom which would make such information misleading.

     (dd) No Broker's Commission. Bema has not entered into any agreement that would entitle any person (including Endeavour) to any valid claim against Bema for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the financial advisory fees disclosed in the Bema Disclosure Letter.

                                   SCHEDULE K

                    REPRESENTATIONS AND WARRANTIES OF KINROSS
                    -----------------------------------------

Kinross represents and warrants to and in favour of Bema as follows:

     (a) Organization. Each of Kinross, the Kinross Subsidiaries and, to the knowledge of Kinross, the Kinross Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Kinross, the Kinross Subsidiaries and, to the knowledge of Kinross, the Kinross Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Kinross. Except as disclosed in the Kinross Disclosure Letter, all of the outstanding shares of Kinross and the Kinross Subsidiaries and the outstanding securities representing Kinross' interest in each of the Kinross Significant Interest Companies are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). Except as disclosed in the Kinross Disclosure Letter, all of the outstanding shares of the Kinross Subsidiaries and all of the outstanding securities representing Kinross' interest in each of the Kinross Significant Interest Companies are owned directly or indirectly by Kinross or a Kinross Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Kinross Group Company or as disclosed by Kinross in the Kinross Disclosure Letter, the outstanding securities of each Kinross Group Company which are owned by Kinross (or by another Kinross Group Company) are owned free and clear of all Encumbrances and neither Kinross nor any of the Kinross Group Companies is liable to any Kinross Group Company or to any creditor in respect thereof. Other than as disclosed by Kinross in the Kinross Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Kinross Group Companies from either Kinross or any of the Kinross Subsidiaries.

     (b) Capitalization. Kinross is authorized to issue an unlimited number of Kinross Common Shares. As at November 3, 2006 there were 362,556,247 Kinross Common Shares outstanding, an aggregate of 3,789,760.16 Kinross Common Shares were set aside for issue under the Kinross Options and an aggregate of 8,333,333 Kinross Common Shares were set aside for issue under the Kinross Warrants. The Kinross Options and the Kinross Warrants are described in Schedule D attached hereto. Except for the Kinross Options and the Kinross

            Warrants and except as contemplated herein or as disclosed in the Kinross Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Kinross or any of the Kinross Subsidiaries to issue or sell any shares of Kinross or any of the Kinross Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Kinross or any of the Kinross Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Kinross or any of the Kinross Group Companies having the right to vote with the Kinross Shareholders on any matter. There are no outstanding contractual obligations of Kinross or of any of the Kinross Group Companies to repurchase, redeem or otherwise acquire any outstanding Kinross Common Shares or with respect to the voting or disposition of any outstanding Kinross Common Shares.

     (c) Authority. Kinross has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Kinross as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Kinross and the completion by Kinross of the transactions contemplated by this Agreement have been authorized by the directors of Kinross, and no other corporate proceedings (including shareholders meetings) on the part of Kinross are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Kinross of the Definitive Agreement. This Agreement has been executed and delivered by Kinross and constitutes, a legal, valid and binding obligation of each of Kinross, enforceable against Kinross in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Kinross of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

            (i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

                   (A) the articles or by-laws (or their equivalent) of Kinross or any of the Kinross Subsidiaries, or, to the knowledge of Kinross, any of the Kinross Significant Interest Companies,

                   (B) except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in subparagraph 9(f) or as disclosed in the Kinross Disclosure Letter, any Laws, or

                   (C) except as disclosed in the Kinross Disclosure Letter, any contract, agreement, licence or permit to which Kinross, or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, is bound or is subject to or of which Kinross or any Kinross Group Company is the beneficiary;

            (ii) except as disclosed in the Kinross Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

            (iii) except as disclosed in the Kinross Disclosure Letter, result in the imposition of any Encumbrance upon any of the property or assets of Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, or restrict, hinder, impair or limit the ability of Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies to conduct the business of Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies as and where it is now being conducted; or

            (iv) except as disclosed in the Kinross Disclosure Letter or the Kinross Documents filed on SEDAR, result in any payment (including termination, severance, unemployment compensation, change of control, "golden parachute", bonus or otherwise) becoming due to any employee, director or officer of Kinross or any Kinross Subsidiary or increase any benefits otherwise payable under any employee benefit plan or result in the acceleration of the time of payment or vesting of any such benefits;

            which would, individually or in the aggregate, have a Material Adverse Effect on Kinross. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Kinross of the transactions contemplated hereby other than (i) in the event the transactions contemplated herein is structured as an Arrangement, any approvals required pursuant to orders made by the Court, (ii) filings with and approvals required by the Securities Authorities and stock exchanges, (iii) any other consents, waivers, permits, orders or approvals referred to in the Kinross Disclosure Letter, (iv) any other consent, approval, order, authorization, waiver, permit or filing required under any applicable Antitrust Law, and (v) any other consent, approval, order, authorization, declaration, filing or waiver which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Kinross.

     (d) Directors' Approvals. The directors of Kinross have unanimously authorized the entering into of this Agreement, and the performance by Kinross of its obligations hereunder.

     (e) Kinross Subsidiaries. The only Subsidiaries of Kinross are the Kinross Subsidiaries and the only other corporations in which Kinross owns a direct or indirect interest of greater than 10% are the Kinross Significant Interest Companies.

     (f) No Defaults. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any of the Kinross Subsidiaries nor, to the knowledge of Kinross, any of the Kinross Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Kinross in the case of the Kinross Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Kinross.

     (g) Absence of Changes. Since June 30, 2006, except as publicly disclosed in the Kinross Documents filed on SEDAR prior to the date hereof, or disclosed in the Kinross Disclosure Letter:

            (i) Kinross and each of the Kinross Subsidiaries and, to the knowledge of Kinross, each of the Kinross Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

            (ii) neither Kinross nor any of the Kinross Group Companies has incurred or suffered a Material Adverse Change;

            (iii) there has not been any acquisition or sale by Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies of any material property or assets thereof;

            (iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Kinross or any of the Kinross Subsidiaries to any of their employees or to any of their respective directors or officers, or any grant to any such employee, director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such employees, directors or officers;

            (v) Kinross has not declared or paid any dividends or made any other distribution on any of the Kinross Common Shares;

            (vi) Kinross has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Kinross Common Shares;

            (vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Kinross or any of the Kinross Subsidiaries to any of their respective directors or officers or to any director or officer of any of the Kinross Significant Interest Companies who is a nominee of Kinross, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

            (viii) Kinross has not effected any material change in its accounting methods, principles or practices; and

            (ix) other than as contemplated in connection with the transactions contemplated herein, Kinross has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

     (h)    Financial Matters.

            (i) The audited consolidated financial statements of Kinross as at and for the fiscal years ended December 31, 2005 and December 31, 2004 (including the notes thereto and related management's discussion and analysis) and Kinross' unaudited financial statements as at and for the six months ended June 30, 2006 (including the notes thereto and related management's discussion and analysis) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Kinross at the respective dates indicated and the results of operations of Kinross for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the liabilities of Kinross on a consolidated basis in accordance with Canadian GAAP. Neither Kinross nor any of the Kinross Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Kinross for the six months ended June

                   30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006.

            (ii) The management of Kinross has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

            (iii) Neither Kinross nor any of the Kinross Subsidiaries nor, to the knowledge of Kinross, any director, officer, employee, auditor, accountant or representative of Kinross or any of the Kinross Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kinross or any of the Kinross Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Kinross or any of the Kinross Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Kinross.

     (i) Compliance with Certain U.S. Securities Laws. Without limiting any of the other representations or warranties made herein, Kinross and, to the knowledge of Kinross, each of its officers and directors are in compliance in all material respects with and have complied in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act.

     (j) No Prohibited Payments. Neither Kinross, a Kinross Subsidiary nor, to the knowledge of Kinross, any Kinross Significant Interest Company or officer, director, employee, shareholder, agent or other person acting on behalf of any Kinross Group Company, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or "slush funds".

     (k) Books and Records. The corporate records and minute books of Kinross and, since the date each Kinross Subsidiary was acquired or incorporated by Kinross, the corporate records and minute books of the Kinross Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Kinross and the Kinross Subsidiaries provided to Bema for review are true and complete in all material respects and, except as disclosed in the Kinross Disclosure Letter, the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Kinross and the Kinross Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Kinross and the Kinross Group Companies, and (iii) in the case of Kinross and the Kinross Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Kinross.

     (l) Litigation. There is no complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Kinross. To the knowledge of Kinross, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Kinross Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has a Material Adverse Effect on Kinross. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, before any Governmental Entity. Neither Kinross, any of the Kinross Subsidiaries, or to the knowledge of Kinross, any of the Kinross Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $10,000,000 as a condition to or a necessity for the right or ability of Kinross or any Kinross Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

     (m) Title to Properties and Condition of Assets. Except as set forth in the Kinross Disclosure Letter, each of Kinross or a Kinross Subsidiary has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right or licence or similar), free and clear of any title defect or Encumbrance, to its mineral projects with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in Schedule B hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect on Kinross. All real and tangible personal property of Kinross and each Kinross Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Kinross. All required permits or registrations necessary to perfect title in and to such assets have been carried out in compliance with applicable Law and are in full force and effect, except for any non-compliance that, individually or in the aggregate, does not have a Material Adverse Effect on Kinross.

     (n) Insurance. Kinross and the Kinross Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

     (o) Environmental. Except as to the matters described in the Kinross Disclosure Letter, since the date Kinross acquired each of the Kinross Group Companies there has been no Environmental Condition, and in respect of each such Kinross Group Company, to the knowledge of Kinross, there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect on Kinross. Except as to the matters described in the Kinross Disclosure Letter, Kinross has received no notice, directive, advisory from any Government Entity of any Environmental Condition that would have a Material Adverse Effect on Kinross.

            Each of the Kinross Group Companies maintains sufficient financial reserves, including, but not limited to, financial assurance required by Governmental Entities pursuant to Environmental Approvals, sufficient to meet the obligations of such Kinross Group Company in respect of reclamation, remediation, closure and post-closure obligations relating to the assets and operations of such Kinross Group Company.

            Except as to matters described in the Kinross Disclosure Letter, each of the Kinross Group Companies has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of such Kinross Group Company and is in compliance with such Environmental Approvals except where any non-compliance would not have a Material Adverse Effect on Kinross.

     (p) Tax Matters. Except as disclosed in the Kinross Disclosure Letter, Kinross and the Kinross Subsidiaries have filed or caused to be filed and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Kinross has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Kinross or the Kinross Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

            Except as disclosed in the Kinross Disclosure Letter, there are no reassessments of Taxes in respect of Kinross or the Kinross Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Kinross or any Kinross Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Kinross or any Kinross Subsidiary has been audited. Except as disclosed in the Kinross Disclosure Letter, no Governmental Entity has challenged, disputed or questioned Kinross or any Kinross Subsidiary in respect of Taxes or Tax Returns. Except as disclosed in the Kinross Disclosure Letter, none of Kinross or any Kinross Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Except as disclosed in the Kinross Disclosure Letter, Kinross is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of Kinross or any Kinross Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Financial Statements. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any Kinross Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of Kinross or any Kinross Subsidiary is proposed in respect of any Taxes, regardless of its merits. Except as disclosed in the Kinross Disclosure Letter, neither Kinross nor any Kinross Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. All taxation years up to and including the taxation year ended 1992 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes.

            Kinross and each Kinross Subsidiary has withheld from each payment made to any of its present or former employees, officers and directors, and to all other persons all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Kinross and each Kinross Subsidiary has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Kinross and each Kinross Subsidiary has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them.

            Kinross and each Kinross Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Closing Date.

            There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Kinross or any Kinross Subsidiary.

            Neither Kinross nor any Kinross Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision.

            In respect of the Kinross Subsidiaries, no transaction has been entered into without a valid business purpose.

     (q) Reporting Status. Kinross is a reporting issuer or its equivalent in each of the provinces of Canada. Kinross is subject to the filing obligations imposed by section 13 of the 1934 Act. The Kinross Common Shares are listed on the TSX and the NYSE.

     (r) Reports. Kinross has filed or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "Kinross Documents"). The Kinross Documents, at the time filed or furnished,
            (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Kinross. Without restricting the generality of the foregoing, each of the Kinross Documents filed or furnished with the SEC, at the time of its filing or furnishing complied in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and any rules and regulations made thereunder applicable to such Kinross Documents. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Kinross Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Kinross has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

     (s) Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated, measured, indicated and inferred mineral resources disclosed in the Kinross Documents filed on SEDAR as of year-end December 31, 2005 have been prepared and disclosed in all material respects in accordance with National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Kinross and its subsidiaries and Kinross' material joint ventures, taken as a whole, from the amounts disclosed in the Kinross Documents filed on SEDAR.

     (t) Compliance with Laws and Exchange Requirements. Kinross and, since the date Kinross acquired each of the Kinross Subsidiaries, the Kinross Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Kinross and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX and NYSE. To the knowledge of Kinross, the Kinross Subsidiaries and the Kinross Significant Interest Companies (X) have complied with and are not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Kinross and (Y) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX and NYSE.

     (u) No Cease Trade. Kinross is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Kinross, no investigation or other proceedings involving Kinross which may operate to prevent or restrict trading of any securities of Kinross are currently in progress or pending before any applicable stock exchange or Securities Authority.

     (v) No Option on Assets. Except as disclosed in the Kinross Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Kinross or the Kinross Subsidiaries of any of the material assets of Kinross or any of the Kinross Subsidiaries.

     (w) Certain Contracts. Except as disclosed in the Kinross Disclosure Letter, neither Kinross, nor to the knowledge of Kinross any of the Kinross Subsidiaries is, nor since the date Kinross acquired each of the Kinross Subsidiaries has any Kinross Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Kinross or the Kinross Subsidiaries are conducted, (ii) limit any material business practice of Kinross or any Kinross Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any material property by Kinross or any Kinross Subsidiary in any material respect.

     (x) Foreign Private Issuer. As of the date hereof, Kinross is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

     (y) Investment Company Status. Kinross is not an "investment company", as such term is defined under the 1940 Act.

     (z) Shares. The Kinross Common Shares to be issued pursuant to the transactions contemplated herein will, upon issue, be issued as fully-paid and non-assessable shares.

     (aa) Certain Securities Law Matters. The Kinross Common Shares to be issued in connection with the transactions contemplated herein, including the Kinross Common Shares to be issued upon the exercise of the Bema Options and the Bema Warrants will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of "control distributions", will be freely tradable by the holders thereof. The Kinross Common Shares to be issued in connection with the Arrangement to Bema Shareholders who are residents of the United States of America or who are "U.S. persons" within the meaning of Regulation S under the 1933 Act, other than persons who are deemed to be affiliates of Bema for the purposes of Rule 145 under the 1933 Act, will not bear any restrictive legend imposed as a result of the operation of the 1933 Act.

     (bb) Full Disclosure. Kinross has made available to Bema through Kinross Documents filed on SEDAR and otherwise, all material information, including financial, operational and other information required by National Instrument 43-101, in respect of the properties listed in Schedule B required by National Instrument 43-101 and all such information as made available to Bema was true and correct in all material respects and no material fact or facts were omitted therefrom which would make such information misleading.

     (cc) No Broker's Commission. Kinross has not entered into any agreement that would entitle any person to any valid claim against Kinross for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except for the financial advisory fees disclosed in the Kinross Disclosure Letter.

     (dd) Investment Canada. Kinross is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).